SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 1)


                     Kindred Healthcare, Inc.
                           (Name of Issuer)

                    Common Stock, par value $0.25
                    (Title of Class of Securities)


                             494580103
                           (CUSIP Number)


                          Peter A. Langerman
                     Franklin Mutual Advisers, LLC
                       51 John F. Kennedy Parkway
                     Short Hills, New Jersey 07078
                             973.912.2042

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           November 14, 2001
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e) 13d-1(f) or 13d-1(g) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, LLC

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    5,023,181(See Item 5)

8.  SHARED VOTING POWER

    None (See Item 5)

9.  SOLE DISPOSITIVE POWER

    5,023,181(See Item 5)

10. SHARED DISPOSITIVE POWER

    None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,023,181

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    26.0%

14. TYPE OF REPORTING PERSON          IA

This Amendment No. 1 relates to the Schedule 13D originally filed on behalf of Franklin Mutual Advisers, LLC ("FMA") with the Securities and Exchange Commission on April 30, 2001 (the "Schedule 13D"). Items 5 through 7 of the
Schedule 13D are hereby amended as follows:

Item 5 is replaced in its entirety as follows:

Item 5.  Interest in Securities of the Issuer

(a-b) The securities reported on herein are beneficially owned by one or more open-end investment companies or other managed accounts of FMA. FMA's advisory contracts with its clients grant to FMA sole voting and investment discretion over the securities owned by its advisory clients. Therefore, FMA may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owner of 5,023,181 shares of Common Stock (consisting of 3,062,336 shares of Common Stock, 560,242 Series A warrants, and 1,400,603 Series B warrants), representing approximately 26.0% of the outstanding shares of Common Stock.

FMA is an indirect wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Beneficial ownership by investment advisory subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI, and from all other investment advisor subsidiaries of FRI (FRI, its affiliates and investment advisor subsidiaries other than FMA are collectively referred to herein as "FRI affiliates"). Furthermore, FMA and FRI internal policies and procedures establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective advisory clients. Consequently, FMA and the FRI affiliates are each reporting the securities over which they hold investment and voting power separately from each other.

Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. However, FMA exercises voting and investment powers on behalf of its advisory clients independently of FRI, the Principal Shareholders, and their respective affiliates. Consequently, beneficial ownership of the securities being reported by FMA is not attributed to FRI, the Principal Shareholders, and their respective affiliates other than FMA. FMA disclaims any economic interest or beneficial ownership in any of the securities covered by this statement.

Furthermore, FRI, the Principal Shareholders, and their respective affiliates including FMA, are of the view that they are not acting as a "group" for purposes of Section 13(d) under the Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There was one transaction in the shares of the Common Stock within the past sixty days - a sale of 400,000 shares on November 14, 2001 as part of an underwritten offering by the Issuer at a price of $46.00 per share ($43.70 net to the selling beneficial owners). The shares sold on behalf of FMA's advisory clients were sold pursuant to a registration rights agreement between the Issuer and, among others, FMA, dated as of April 20, 2001 (as amended on August 18, 2001 and August 30, 2001).

(d) No person other than the respective advisory clients of FMA have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein. Mutual Shares Fund and Mutual Beacon Fund, each a series of Franklin Mutual Series Fund Inc., an investment company registered under the Investment Company Act of 1940, have an in interest in more than five percent of the class of securities being reported herein.

(e) Not applicable.


Item 6 is replaced in its entirety as follows:

In connection with the underwritten offering of Issuer's common stock referred to in item 5(c) above, FMA entered into (i) an Underwriting Agreement dated as of November 7, 2001 with the Issuer and the underwriters identified therein, and
(ii) a Lock-Up Agreement dated as of October 22, 2001 with the Issuer relating to the shares of the Issuer owned by FMA's advisory clients.

Other than as disclosed above, no persons named in Item 2 herein, nor to the best of such person's knowledge, no person named in Exhibit A hereto, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit B: Underwriting Agreement among the Issuer, FMA and the underwriters identified therein dated as of November 7, 2001.

Exhibit C: Lock-Up Agreement between FMA and the Issuer dated as of October 22, 2001




After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 15, 2001

Franklin Mutual Advisers, LLC

By: Franklin/Templeton Distributors, Inc.
    Its Managing Member




/s/Leslie M. Kratter
LESLIE M. KRATTER

Secretary

Exhibit B

3,246,900 Shares
KINDRED HEALTHCARE, INC.
Common Stock
UNDERWRITING AGREEMENT
November 7, 2001
Credit Suisse First Boston Corporation
Goldman, Sachs & Co.
UBS Warburg LLC
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
  As Representatives of the Several Underwriters,
    c/o Credit Suisse First Boston Corporation,
             Eleven Madison Avenue,
                New York, N.Y. 10010-3629
Dear Sirs:
Introductory. Kindred Healthcare, Inc., a Delaware corporation ("Company"), proposes to issue and sell 1,750,000 shares of its common stock, par value $0.25 per share ("Securities"), and the stockholders listed in Schedule A hereto (the "Selling Stockholders") propose severally and not jointly to sell an aggregate of 1,496,900 outstanding shares of the Securities (such 3,246,900 shares of Securities being hereinafter referred to as the "Firm Securities"). The Company also proposes to sell to the Underwriters, at the option of the Underwriters, an aggregate of not more than 487,035 additional shares of its Securities (such 487,035 additional shares being hereinafter referred to as the "Optional Securities"). The Firm Securities and the Optional Securities are herein collectively called the "Offered Securities." As part of the offering contemplated by this Agreement, Credit Suisse First Boston Corporation ("CSFBC" or the "Designated Underwriter") has agreed to reserve out of the Firm Securities purchased by it under this Agreement, up to 25,000 shares, for sale to the Company's directors, officers, employees and other parties associated with the Company (collectively, "Participants"), as set forth in the Prospectus (as defined herein) under the heading "Underwriting" (the "Directed Share Program"). The Firm Securities to be sold by the Designated Underwriter pursuant to the Directed Share Program (the "Directed Shares") will be sold by the Designated Underwriter pursuant to this Agreement at the public offering price. Any Directed Shares not subscribed for by the end of the business day on which this Agreement is executed will be offered to the public by the Underwriters as set forth in the Prospectus. The Company and the Selling Stockholders hereby agree with the several Underwriters named in Schedule B hereto ("Underwriters") as follows: Representations and Warranties of the Company and the Selling Stockholders. (a) The Company represents and warrants to, and agrees with, the several Underwriters that:
        A registration statement (No. 333-68838) relating to the Offered Securities, including a form of prospectus, has been filed with the Securities and Exchange Commission ("Commission") and either (A) has been declared effective under the Securities Act of 1933 ("Act") and is not proposed to be amended or (B) is proposed to be amended by amendment or post-effective amendment. If such registration statement (the "initial registration statement") has been declared effective, either (A) an additional registration statement (the "additional registration statement") relating to the Offered Securities may have been filed with the Commission pursuant to Rule 462(b) ("Rule 462(b)") under the Act and, if so filed, has become effective upon filing pursuant to such Rule and the Offered Securities all have been duly registered under the Act pursuant to the initial registration statement and, if applicable, the additional registration statement or (B) such an additional registration statement is proposed to be filed with the Commission pursuant to Rule 462(b) and will become effective upon filing pursuant to such Rule and upon such filing the Offered Securities will all have been duly registered under the Act pursuant to the initial registration statement and such additional registration statement. If the Company does not propose to amend the initial registration statement or if an additional registration statement has been filed and the Company does not propose to amend it, and if any post-effective amendment to either such registration statement has been filed with the Commission prior to the execution and delivery of this Agreement, the most recent amendment (if any) to each such registration statement has been declared effective by the Commission or has become effective upon filing pursuant to Rule 462(c) ("Rule 462(c)") under the Act or, in the case of the additional registration statement, Rule 462(b). For purposes of this Agreement, "Effective Time" with respect to the initial registration statement or, if filed prior to the execution and delivery of this Agreement, the additional registration statement means (A) if the Company has advised the Representatives that it does not propose to amend such registration statement, the date and time as of which such registration statement, or the most recent post-effective amendment thereto (if any) filed prior to the execution and delivery of this Agreement, was declared effective by the Commission or has become effective upon filing pursuant to Rule 462(c), or
(B) if the Company has advised the Representatives that it proposes to file an amendment or post-effective amendment to such registration statement, the date and time as of which such registration statement, as amended by such amendment or post-effective amendment, as the case may be, is declared effective by the Commission. If an additional registration statement has not been filed prior to the execution and delivery of this Agreement but the Company has advised the Representatives that it proposes to file one, "Effective Time" with respect to such additional registration statement means the date and time as of which such registration statement is filed and becomes effective pursuant to Rule 462(b). "Effective Date" with respect to the initial registration statement or the additional registration statement (if any) means the date of the Effective Time thereof. The initial registration statement, as amended at its Effective Time, including all material incorporated by reference therein, including all information contained in the additional registration statement (if any) and deemed to be a part of the initial registration statement as of the Effective Time of the additional registration statement pursuant to the General Instructions of the Form on which it is filed and including all information (if any) deemed to be a part of the initial registration statement as of its Effective Time pursuant to Rule 430A(b) ("Rule 430A(b)") under the Act, is hereinafter referred to as the "Initial Registration Statement." The additional registration statement, as amended at its Effective Time, including the contents of the initial registration statement incorporated by reference therein and including all information (if any) deemed to be a part of the additional registration statement as of its Effective Time pursuant to Rule 430A(b), is hereinafter referred to as the "Additional Registration Statement." The Initial Registration Statement and the Additional Registration Statement are hereinafter referred to collectively as the "Registration Statements" and individually as a "Registration Statement." The form of prospectus relating to the Offered Securities, as first filed with the Commission pursuant to and in accordance with Rule 424(b) ("Rule 424(b)") under the Act or (if no such filing is required) as included in a Registration Statement, including all material incorporated by reference in such prospectus, is hereinafter referred to as the "Prospectus." No document has been or will be prepared or distributed in reliance on Rule 434 under the Act.
        If the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement: (A) on the Effective Date of the Initial Registration Statement, the Initial Registration Statement complied as to form in all respects to the requirements of the Act and the rules and regulations of the Commission ("Rules and Regulations") and did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading,
(B) on the Effective Date of the Additional Registration Statement (if any), each Registration Statement complied, or will comply, as to form in all respects to the requirements of the Act and the Rules and Regulations and did not include, or will not include, any untrue statement of a material fact and did not omit, or will not omit, to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (C) on the date of this Agreement, the Initial Registration Statement and, if the Effective Time of the Additional Registration Statement is prior to the execution and delivery of this Agreement, the Additional Registration Statement each complies as to form, and at the time of filing of the Prospectus pursuant to Rule 424(b) or (if no such filing is required) at the Effective Date of the Additional Registration Statement in which the Prospectus is included, each Registration Statement and the Prospectus will comply as to form, in all respects to the requirements of the Act and the Rules and Regulations, and neither of such documents includes, or will include, any untrue statement of a material fact or omits, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading. If the Effective Time of the Initial Registration Statement is subsequent to the execution and delivery of this Agreement: on the Effective Date of the Initial Registration Statement, the Initial Registration Statement and the Prospectus will comply as to form in all respects to the requirements of the Act and the Rules and Regulations, neither of such documents will include any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading, and no Additional Registration Statement has been or will be filed. The two preceding sentences do not apply to statements in or omissions from a Registration Statement or the Prospectus based upon written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information is that described as such in Section 7(c) hereof.
        The documents incorporated or deemed to be incorporated by reference in the Registration Statements and the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply as to form in all respects with the requirements of the Exchange Act and the rules and regulations of the Commission thereunder.
        The Company has been duly organized and is a validly existing corporation in good standing under the laws of the State of Delaware, with power and authority (corporate and other) to own, lease and operate its properties and conduct its business as described in the Prospectus; and the Company is duly qualified to transact business as a foreign corporation and is in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a material adverse effect on the condition (financial or other), business, business prospects, properties or results of operations of the Company and its subsidiaries taken as a whole ("Material Adverse Effect").
        Each subsidiary of the Company listed on Schedule C hereto (that purports to identify each subsidiary of the Company that constitutes a "significant subsidiary" as such term is defined in Rule 1-02 of Regulation S-X) that is a corporation (a "Corporate Subsidiary") has been duly organized and is a validly existing corporation in good standing under the laws of the jurisdiction of its incorporation, with power and authority (corporate and other) to own, lease and operate its properties and conduct its business as described in the Prospectus, and each Corporate Subsidiary is duly qualified to transact business as a foreign corporation and is in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect; all of the issued and outstanding capital stock of each Corporate Subsidiary has been duly authorized and validly issued, is fully paid and nonassessable, was not issued in violation of or subject to any preemptive or similar rights and is owned by the Company, directly or through subsidiaries, free from liens, encumbrances and defects (other than liens pursuant to the Credit Agreements (as defined below)) and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert or exchange any obligations into shares of capital stock or other ownership interests in any Corporate Subsidiary are outstanding. As used in the this Agreement, "Credit Agreements" means (1) that certain $120,000,000 Credit Agreement, dated as of April 20, 2001, among Kindred Healthcare Operating, Inc., the Company, the lenders party thereto, the Swingline Bank party thereto, the LC Issuing Banks party thereto, Morgan Guaranty Trust Company of New York, as Administrative Agent and Collateral Agent, and General Electric Capital Corporation, as Documentation Agent and Collateral Monitoring Agent, and
(2) that certain Credit Agreement Providing for the Issuance of $300,000,000 Senior Secured Notes due 2008, dated as of April 20, 2001, among Kindred Healthcare Operating, Inc., the Company, the lenders party thereto and Morgan Guaranty Trust Company of New York, as Collateral Agent and Administrative Agent.
        Each subsidiary of the Company listed on Schedule C hereto that is a partnership (including, without limitation, general, limited or limited liability partnerships) (a "Subsidiary Partnership") has been duly organized and is a validly existing partnership in good standing under the laws of the jurisdiction of its organization, with power and authority (partnership and other) to own, lease and operate its properties and conduct its business as described in the Prospectus, and each Subsidiary Partnership is duly qualified to transact business as a foreign partnership and is in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect; all of the issued and outstanding general and limited partnership interests in each Subsidiary Partnership have been validly issued and, except as set forth on Schedule D hereto (that purports to identify each Subsidiary Partnership that is not wholly-owned by the Company and the Company's percentage ownership thereof), are owned by the Company, directly or through subsidiaries, free from liens, encumbrances and defects (other than liens pursuant to the Credit Agreements); no options, warrants or other rights to purchase, agreements or other obligations to issue or rights to convert or exchange any obligations into partnership or other ownership interests in any Subsidiary Partnership are outstanding; each partnership agreement pursuant to which the Company or a subsidiary holds a partnership interest in a Subsidiary Partnership is in full force and effect and constitutes a valid and legally binding agreement of the parties thereto, enforceable against such parties in accordance with the terms thereof, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and there has been no material breach of or default under, and no event which with notice or lapse of time or both would constitute a material breach of or default under, any such partnership agreement by the Company or any subsidiary, or to the Company's knowledge, any other party thereto.
        Each subsidiary of the Company listed on Schedule C hereto that is a limited liability company (a "Subsidiary LLC") has been duly organized and is a validly existing limited liability company in good standing under the laws of the jurisdiction of its organization, with power and authority to own, lease and operate its properties and conduct its business as described in the Prospectus, and each Subsidiary LLC is duly qualified to transact business as a foreign limited liability company and is in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect; all of the issued and outstanding membership interests in each Subsidiary LLC have been validly issued and are owned by the Company, directly or through subsidiaries, free from liens, encumbrances and defects (other than liens pursuant to the Credit Agreements); no options, warrants or other rights to purchase, agreements or other obligations to issue or rights to convert or exchange any obligations into membership or other ownership interests in any Subsidiary LLC are outstanding; each operating agreement pursuant to which the Company or a subsidiary holds a membership interest in a Subsidiary LLC is in full force and effect and constitutes a valid and legally binding agreement of the parties thereto, enforceable against such parties in accordance with the terms thereof, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and there has been no material breach of or default under, and no event which with notice or lapse of time or both would constitute a material breach of or default under, any such operating agreement by the Company or any subsidiary, or to the Company's knowledge, any other party thereto.
        The only subsidiaries of the Company are (a) the subsidiaries listed on Schedule C hereto and (b) certain other subsidiaries which, considered in the aggregate as a single subsidiary, do not constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X; each of the long-term acute care hospitals, general acute care hospitals and nursing centers described in the Prospectus as owned or leased by the Company is owned or leased and operated by a subsidiary in which, except as disclosed in Schedule D hereto, the Company directly or indirectly owns 100% of the outstanding ownership interests; and except as disclosed in the Prospectus and as provided in the Credit Agreements, there are no material encumbrances or restrictions on the ability of any subsidiary (1) to pay any dividends or make any distributions on such Corporate Subsidiary's capital stock, such Partnership Subsidiary's partnership interests or such Subsidiary LLC's membership interests or to pay any indebtedness owed to the Company or any other subsidiary, (2) to make any loans or advances to, or investments in, the Company or any other subsidiary, or (3) to transfer any of its property or assets to the Company or any other subsidiary.
        The Company has the authorized, issued and outstanding capitalization as set forth in the Prospectus as of the dates set forth therein; all of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and conform to the description thereof contained in the Prospectus; none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive or other similar rights of any security holder of the Company; except as disclosed in the Prospectus, there are no outstanding (a) securities or obligations of the Company or any of its subsidiaries convertible into or exchangeable for any capital stock of the Company, (b) warrants, rights or options to subscribe for or purchase from the Company or any such subsidiary any such capital stock or any such convertible or exchangeable securities or obligations, or (c) obligations of the Company or any such subsidiary to issue any shares of such capital stock, any such convertible or exchangeable securities or obligations, or any such warrants, rights or options.
        The Offered Securities to be issued and sold by the Company pursuant hereto have been duly authorized and at the applicable Closing Date (as defined below), after payment therefor in accordance herewith, will be validly issued, fully paid and nonassessable; and the issuance and sale of such Offered Securities by the Company are not subject to the preemptive or other similar rights of any security holder of the Company.
        Except as disclosed in the Prospectus, there are no contracts, agreements or understandings between the Company and any person that would give rise to a valid claim against the Company or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with this offering.
        Except as disclosed in the Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to a Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act.
        No consent, approval, authorization or order of, or registration, qualification or filing with, any governmental authority, agency or body or any court is required to be obtained or made by the Company for the consummation of the transactions contemplated by this Agreement in connection with the sale of the Offered Securities, except such as have been obtained and made under the Act and such as may be required under state and foreign securities laws and the rules of the National Association of Securities Dealers, Inc. ("NASD").
        The execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (a) any statute, any rule, regulation or order of any governmental authority, agency or body or any court, domestic or foreign, having jurisdiction over the Company or any subsidiary of the Company or any of their properties, or
(b) any agreement or instrument to which the Company or any such subsidiary is a party or by which the Company or any such subsidiary is bound or to which any of the properties of the Company or any such subsidiary is subject, or (c) the charter, by-laws or other constitutive document of the Company or any such subsidiary, except, in the case of clause (b) only, for such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect.
        This Agreement has been duly authorized, executed and delivered by the Company. Except as disclosed in the Prospectus, the Company and its subsidiaries have good and marketable title to all real properties and all other properties and assets owned by them that, individually or in the aggregate, are material to it or them, in each case free from liens, encumbrances and defects (other than liens pursuant to the Credit Agreements); that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them; and except as disclosed in the Prospectus, the Company and its subsidiaries hold any leased real or personal property under valid and enforceable leases with no exceptions that would materially interfere with the use made or to be made thereof by them.
        Neither the Company, nor to the knowledge of the Company, any officers, directors or stockholders, employees or other agents of the Company or any of its subsidiaries or the hospitals or nursing centers operated by them, has engaged in any activities which are prohibited under federal Medicare and Medicaid statutes (including, but not limited to, 42 U.S.C. 1320a-7 (Program Exclusion), 1320a-7a (Civil Monetary Penalties), 1320a-7b (the Anti-kickback Statute), 1395nn and 1396b (the "Stark" law, prohibiting certain self-referrals)), or any other federal healthcare law (including, but not limited to, the federal TRICARE statute, 10 U.S.C. 1071 et seq., the Federal Civil False Claims Act, 31 U.S.C. 3729-32, Federal Criminal False Claims Act, 18 U.S.C. 287, False Statements Relating to Health Care Matters, 18 U.S.C. 1035, Health Care Fraud, 18 U.S.C. 1347), or the federal Food, Drug & Cosmetics Act, 21 U.S.C. 360aaa, or any regulations promulgated pursuant to such statutes, or related state or local statutes or regulations or any rules of professional conduct, including, but not limited to, the following: (i) knowingly and willfully making or causing to be made a false statement or representation of a material fact in any applications for any benefit or payment under the Medicare or Medicaid program or from any third party (where applicable federal or state law prohibits such payments to third parties); (ii) knowingly and willfully making or causing to be made any false statement or representation of a material fact for use in determining rights to any benefit or payment under the Medicare or Medicaid program or from any third party (where applicable federal or state law prohibits such payments to third parties); (iii) failing to disclose knowledge by a claimant of the occurrence of any event affecting the initial or continued right to any benefit or payment under the Medicare or Medicaid program or from any third party (where applicable federal or state law prohibits such payments to third parties) on its own behalf or on behalf of another, with intent to secure such benefit or payment fraudulently; (iv) knowingly and willfully offering, paying, soliciting or receiving any remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind (a) in return for referring an individual to a person for the furnishing or arranging for the furnishing of any item or service for which payment may be made in whole or in part by Medicare or Medicaid or any third party (where applicable federal or state law prohibits such payments to third parties), or (b) in return for purchasing, leasing or ordering or arranging for or recommending the purchasing, leasing or ordering of any good, facility, service, or item for which payment may be made in whole or in part by Medicare or Medicaid or any third party (where applicable federal or state law prohibits such payments to third parties); (v) knowingly and willfully referring an individual to a person with which they have ownership or certain other financial arrangements (where applicable federal law prohibits such referrals); and (vi) knowingly and willfully violating any enforcement initiative instituted by any governmental agency (including, without limitation, the Office of the Inspector General and the Department of Justice), except in each case for any such activities which are specifically described in the Prospectus or which would not, individually or in the aggregate, have a Material Adverse Effect.
        None of the Company or any of its subsidiaries or any of the facilities operated by any of them has failed to file with applicable regulatory authorities any statement, report, information or form required by any applicable law, regulation or order, except where the failure so to file would not, individually or in the aggregate, have a Material Adverse Effect. Except as disclosed in the Prospectus, all such filings or submissions were in compliance with applicable laws when filed and no deficiencies have been asserted by any regulatory commission, agency or authority with respect to any such filings or submissions, except where failure so to comply or the assertion of such a deficiency would not, individually or in the aggregate, have a Material Adverse Effect.
        The Company and its subsidiaries possess required permits, licenses, provider numbers, certificates, approvals (including without limitation, certificate of need approvals), consents, orders, certifications (including, without limitation, certification under the Medicare and Medicaid programs), accreditations (including, without limitation, accreditation by the Joint Commission on Accreditation of Healthcare Organizations) and other authorizations (collectively, "Governmental Licenses") issued by, and have made all required declarations and filings with, the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them (including, without limitation, Government Licenses as are required (i) under such federal and state healthcare laws as are applicable to the Company and its subsidiaries and (ii) with respect to those facilities operated by the Company or any of its subsidiaries that participate in the Medicare and/or Medicaid programs, to receive reimbursement thereunder), except where the failure to possess such Government Licenses or to make such declarations and filings would not, individually or in the aggregate, have a Material Adverse Effect; the Company and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except where the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation, suspension or modification of any such Governmental Licenses or the imposition of any other sanction for violation of any laws referenced in paragraph (xvii) above that, if the subject of an unfavorable decision, ruling or finding, would individually or in the aggregate have a Material Adverse Effect.
        The accounts receivable of the Company and its subsidiaries have been adjusted to reflect material changes in the reimbursement policies of third party payors such as Medicare, Medicaid, private insurance companies, health maintenance organizations, preferred provider organizations, managed care systems and other third party payors. The accounts receivable, after giving effect to the allowance for doubtful accounts, relating to such third party payors do not materially exceed amounts the Company and its subsidiaries are entitled to receive.
        No labor dispute with the employees of the Company or any subsidiary exists or, to the knowledge of the Company, is imminent that might have a Material Adverse Effect.
        The Company and its subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, "intellectual property rights") necessary to conduct the business now operated by them, or presently employed by them, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any intellectual property rights that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect.
        Except as disclosed in the Prospectus, neither the Company nor any of its subsidiaries is in violation of any statute or any rule, regulation, decision or order of any governmental authority, agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, "environmental laws"), owns or operates any real property contaminated with any substance that is subject to any environmental laws, is liable for any off-site disposal or contamination pursuant to any environmental laws, or is subject to any claim relating to any environmental laws, which violation, contamination, liability or claim would individually or in the aggregate have a Material Adverse Effect; and the Company is not aware of any pending investigation which might lead to such a claim.
        Except as disclosed in the Prospectus, there are no pending actions, suits, proceedings or investigations against or affecting the Company (other than any sealed "qui tam" actions of which the Company has no knowledge), any of its subsidiaries or any of their respective properties that, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect, or would materially and adversely affect the ability of the Company to perform its obligations under this Agreement, or which are otherwise material in the context of the sale of the Offered Securities; and no such actions, suits, proceedings or investigations are threatened or, to the Company's knowledge, contemplated.
        The accountants who certified the financial statements and supporting schedules included in each Registration Statement and the Prospectus are independent public accountants as required by the Act and the Rules and Regulations.
        The financial statements included in each Registration Statement and the Prospectus present fairly the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity with the generally accepted accounting principles ("GAAP") in the United States applied on a consistent basis; the schedules included in each Registration Statement present fairly the information required to be stated therein; and the assumptions used in preparing the pro forma financial statements included in each Registration Statement and the Prospectus provide a reasonable basis for presenting the significant effects directly attributable to the transactions or events described therein, the related pro forma adjustments give appropriate effect to those assumptions, and the pro forma columns therein reflect the proper application of those adjustments to the corresponding historical financial statement amounts.
Except as disclosed in the Prospectus, since the date of the latest audited financial statements included in the Prospectus, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries taken as a whole, and, except as disclosed in or contemplated by the Prospectus, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.
 The Company is not, and upon the issuance and sale of the Offered Securities by the Company as herein contemplated and the application by the Company of the net proceeds therefrom as described in the Prospectus will not be, an "investment company" as such term is defined in the Investment Company Act of 1940, as amended (the "Investment Company Act").
        There are no contracts or documents that are required to be described in the Registration Statements or the Prospectus or to be filed as exhibits thereto which have not been so described or filed as required.
        The Company and each of its subsidiaries and each of the facilities owned, leased or operated by them are insured by Cornerstone Insurance Company ("Cornerstone") and other insurers (each such other insurer being an insurer of recognized financial responsibility) against such losses and risks and in such amounts as are prudent and customary in the healthcare industry; neither the Company nor any of its subsidiaries or any of the facilities owned, leased or operated by them has been refused any material insurance coverage sought or applied for since January 1, 1999; and the Company has no reason to believe that it, any of its subsidiaries or any of the facilities owned, leased or operated by it or any of its subsidiaries will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain coverage consistent with such coverage in all material respects from insurers with comparable financial strength and claims paying ability ratings as may be necessary to continue its operations.
        Since December 31, 2000, (a) Cornerstone has not sustained any material loss or material interference with its business from any action, notice, order or decree from an insurance regulatory authority and (b) except as described in the Prospectus, there has been (1) no material adverse change in case reserves or losses or loss expense of Cornerstone and (2) no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties or results of operations of Cornerstone, in either case whether or not arising in the ordinary course of business.
The Company and its subsidiaries have timely filed all federal, state, local and foreign tax returns that are required to be filed or has duly requested extensions thereof and all such tax returns are true, correct and complete, except to the extent that any failure to file or request for extension, or any incorrectness, would not, individually or in the aggregate, have a Material Adverse Effect. The Company and its subsidiaries have timely paid all taxes shown as due on such filed tax returns (including any related assessments, fines or penalties), except to the extent that any such taxes are being contested in good faith and by appropriate proceedings, or to the extent that any failure to pay would not, individually or in the aggregate, have a Material Adverse Effect; and adequate charges, accruals and reserves have been provided for in the financial statements in accordance with GAAP in respect of all federal, state, local and foreign taxes for all periods as to which the tax liability of the Company and its subsidiaries has not been fully determined or remains open to examination by applicable taxing authorities except for taxes incurred after the date of the financial statements.
Neither the Company nor any of its subsidiaries or, to the best of the Company's knowledge, any of their respective directors, officers or affiliates has taken or will take, directly or indirectly, any action designed to, or that could reasonably be expected to, cause or result in stabilization or manipulation of the price of the Securities in violation of Regulation M under the Securities Exchange Act of 1934, as amended ("Exchange Act").
All of the Participants to whom any Directed Shares will be offered are domiciled in, and residents of, the United States.
        The Company has not offered, or caused the Underwriters to offer, any Offered Securities to any person pursuant to the Directed Share Program with the specific intent to unlawfully influence (i) a customer or supplier of the Company to alter the customer's or supplier's level or type of business with the Company or (ii) a trade journalist or publication to write or publish favorable information about the Company or its products.
Each Selling Stockholder severally and not jointly represents and warrants to, and agrees with, the several Underwriters and the QIU that:
        The Offered Securities to be sold by such Selling Stockholder pursuant to this Agreement are certificated securities in registered form and are not held in any securities account or by or through any securities intermediary within the meaning of the Uniform Commercial Code as in effect in the State of New York ("NYUCC"). Such Selling Stockholder has, and at the relevant Closing Date will have, full right, power and authority to enter into this Agreement and to hold, sell, transfer and deliver the Offered Securities to be sold by such Selling Stockholder pursuant to this Agreement; and upon the Underwriters' acquiring possession of such Offered Securities (or an agent's acquiring possession of such Offered Securities on the Underwriters' behalf) and paying the purchase price therefor as herein contemplated, the Underwriters will acquire their respective interests in such Offered Securities (including, without limitation, all rights that such Selling Stockholder had or has the power to transfer in such Offered Securities) free of any adverse claim. Certificates for all of the Offered Securities to be sold by such Selling Stockholder pursuant to this Agreement, in suitable form for transfer by delivery or accompanied by duly executed instruments of transfer or assignment in blank, with signatures guaranteed, have been placed in custody with the Custodian under the Power of Attorney and the related Custody Agreement (each as defined below) with irrevocable conditional instructions to deliver such Offered Securities to the Underwriters pursuant to this Agreement.
        If the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement: (A) on the Effective Date of the Initial Registration Statement, the Initial Registration Statement did not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, (B) on the Effective Date of the Additional Registration Statement (if any), each Registration Statement did not include, or will not include, any untrue statement of a material fact and did not omit, or will not omit, to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (C) on the date of this Agreement, the Initial Registration Statement and, if the Effective Time of the Additional Registration Statement is prior to the execution and delivery of this Agreement, the Additional Registration Statement does not include and at the time of filing of the Prospectus pursuant to Rule 424(b) or (if no such filing is required) at the Effective Date of the Additional Registration Statement in which the Prospectus is included, each Registration Statement and the Prospectus will not include, any untrue statement of a material fact or omits, or will omit, to state any material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading. If the Effective Time of the Initial Registration Statement is subsequent to the execution and delivery of this Agreement: on the Effective Date of the Initial Registration Statement, neither the Initial Registration Statement nor the Prospectus will include any untrue statement of a material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading. In respect of each Selling Stockholder, the first two sentences of this clause (ii) apply only to the extent that any statements in or omissions from a Registration Statement or the Prospectus are based on and in conformity with written information furnished to the Company by such Selling Stockholder (in its capacity as a Selling Stockholder) specifically for use therein, it being understood and agreed that the only such information is that described in Section 7(b).
        Except as disclosed in the Prospectus, there are no contracts, agreements or understandings between such Selling Stockholder and any person that would give rise to a valid claim against such Selling Stockholder, the Company or any Underwriter for a brokerage commission, finder's fee or other like payment in connection with this offering.
        No consent, approval, authorization or order of, or registration, qualification or filing with, any domestic governmental authority, agency or body or any domestic court is required to be obtained or made by such Selling Stockholder for the consummation of the transactions contemplated by the Custody Agreement or this Agreement in connection with the sale of the Offered Securities to be sold by such Selling Stockholder, except such as have been obtained and made under the Act and such as may be required under state and foreign securities laws and the rules of the NASD.
        The execution, delivery and performance of the Custody Agreement and this Agreement by such Selling Stockholder and the sale of the Offered Securities to be sold by such Selling Stockholder pursuant hereto will not result in a breach or violation of any of the terms or provisions of, or constitute a default under, (a) any statute, any rule, regulation or order of any domestic governmental authority, agency or body or any domestic court having jurisdiction over such Selling Stockholder or any of its properties, (b) any agreement or instrument to which such Selling Stockholder is a party or by which such Selling Stockholder is bound or to which any of the properties of such Selling Stockholder is subject or (c) any charter, by-laws or other constitutive document of such Selling Stockholder, except, in the case of clause (b) only, for such beaches, violations or defaults that would not materially adversely affect the ability of such Selling Stockholder to perform its obligations under this Agreement or the Custody Agreement or to consummate the transactions contemplated hereby or thereby.
        The Power of Attorney and related Custody Agreement with respect to such Selling Stockholder have been duly authorized, executed and delivered by such Selling Stockholder and constitute valid and binding obligations of such Selling Stockholder enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles.
        This Agreement has been duly authorized, executed and delivered by such Selling Stockholder.
        Such Selling Stockholder has not taken and will not take, directly or indirectly, any action designed to, or that could reasonably be expected to, cause or result in stabilization or manipulation of the price of the Securities in violation of Regulation M under the Exchange Act. Purchase, Sale and Delivery of Offered Securities. On the basis of the representations, warranties and agreements herein contained, but subject to the terms and conditions herein set forth, the Company and each Selling Stockholder agree, severally and not jointly, to sell to each Underwriter, and each Underwriter agrees, severally and not jointly, to purchase from the Company and each Selling Stockholder, at a purchase price of $43.70 per share, that number of Firm Securities (rounded up or down, as determined by CSFBC in its discretion, in order to avoid fractions) obtained by multiplying 1,750,000 Firm Securities in the case of the Company and the number of Firm Securities set forth opposite the name of such Selling Stockholder in Schedule A hereto, in the case of a Selling Stockholder, in each case by a fraction the numerator of which is the number of Firm Securities set forth opposite the name of such Underwriter in Schedule B hereto and the denominator of which is the total number of Firm Securities. Certificates in negotiable form for the Offered Securities to be sold by the Selling Stockholders hereunder have been placed in custody, for delivery under this Agreement, under Custody Agreements made with National City Bank, as custodian ("Custodian"). Each Selling Stockholder agrees that the shares represented by the certificates held in custody for the Selling Stockholders under such Custody Agreements are subject to the interests of the Underwriters hereunder, that the arrangements made by the Selling Stockholders for such custody are to that extent irrevocable, and that the obligations of the Selling Stockholders hereunder shall not be terminated by operation of law, whether by the death of any individual Selling Stockholder or the occurrence of any other event, or in the case of a trust, by the death of any trustee or trustees or the termination of such trust. If any individual Selling Stockholder or any such trustee or trustees should die, or if any other such event should occur, or if any of such trusts should terminate, before the delivery of the Offered Securities hereunder, certificates for such Offered Securities shall be delivered by the Custodian in accordance with the terms and conditions of this Agreement as if such death or other event or termination had not occurred, regardless of whether or not the Custodian shall have received notice of such death or other event or termination.
The Company and the Custodian will deliver the Firm Securities to CSFBC for the accounts of the Underwriters, against payment of the purchase price in Federal (same day) funds by wire transfer to an account at banks reasonably acceptable to CSFBC drawn to the order of the Company in the case of 1,750,000 shares of Firm Securities and to the Custodian in the case of 1,496,000 shares of Firm Securities, at the office of Shearman & Sterling, 599 Lexington Avenue, New York, N.Y. 10022, at 9:00 A.M., New York time, on November 14, or at such other time not later than seven full business days thereafter as CSFBC and the Company shall determine, such time being herein referred to as the "First Closing Date." For purposes of Rule 15c6-1 under the Exchange Act, the First Closing Date (if later than the otherwise applicable settlement date) shall be the settlement date for payment of funds and delivery of securities for all the Offered Securities sold pursuant to the offering. The certificates for the Firm Securities so to be delivered will be in definitive form, in such denominations and registered in such names as CSFBC requests and will be made available for checking and packaging at the above office of Shearman & Sterling at least 24 hours prior to the First Closing Date.
In addition, upon written notice from CSFBC given to the Company and the Selling Stockholders from time to time not more than 30 days subsequent to the date of the Prospectus, the Underwriters may purchase all or less than all of the Optional Securities at the purchase price per share to be paid for the Firm Securities. The Company agrees to sell to the Underwriters the number of Optional Securities specified in such notice and the Underwriters agree, severally and not jointly, to purchase such Optional Securities. Such Optional Securities shall be purchased from the Company for the account of each Underwriter in the same proportion as the number of Firm Securities set forth opposite such Underwriter's name bears to the total number of Firm Securities (subject to adjustment by CSFBC to eliminate fractions) and may be purchased by the Underwriters only for the purpose of covering over-allotments made in connection with the sale of the Firm Securities. No Optional Securities shall be sold or delivered unless the Firm Securities previously have been, or simultaneously are, sold and delivered. The right to purchase the Optional Securities or any portion thereof may be exercised from time to time and to the extent not previously exercised may be surrendered and terminated at any time upon notice by CSFBC to the Company and the Selling Stockholders.
Each time for the delivery of and payment for the Optional Securities, being herein referred to as an "Optional Closing Date," which may be the First Closing Date (the First Closing Date and each Optional Closing Date, if any, being sometimes referred to as a "Closing Date"), shall be determined by CSFBC but shall be not later than five full business days after written notice of election to purchase Optional Securities is given. The Company will deliver the Optional Securities being purchased on each Optional Closing Date to the Representatives for the accounts of the several Underwriters, against payment of the purchase price therefor in Federal (same day) funds by official bank check or checks or wire transfer to an account at a bank acceptable to CSFBC drawn to the order of the Company, at the above office of Shearman & Sterling. The certificates for the Optional Securities being purchased on each Optional Closing Date will be in definitive form, in such denominations and registered in such names as CSFBC requests upon reasonable notice prior to such Optional Closing Date and will be made available for checking and packaging at the above office of Shearman & Sterling at a reasonable time in advance of such Optional Closing Date. Offering by Underwriters. It is understood that the several Underwriters propose to offer the Offered Securities for sale to the public as set forth in the Prospectus. Certain Agreements of the Company and the Selling Stockholders. The Company (with respect to paragraphs 5(a) through 5(l) below) and each Selling Stockholder (with respect only to paragraph 5(i) below) agree with the several Underwriters that:
If the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement, the Company will file the Prospectus with the Commission pursuant to and in accordance with subparagraph (1) (or, if applicable and if consented to by CSFBC (which consent shall not be unreasonably withheld), subparagraph 4)) of Rule 424(b) not later than the earlier of (A) the second business day following the execution and delivery of this Agreement or
(B) the fifteenth business day after the Effective Date of the Initial Registration Statement. The Company will advise CSFBC promptly of any such filing pursuant to Rule 424(b). If the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement and an additional registration statement is necessary to register a portion of the Offered Securities under the Act but the Effective Time thereof has not occurred as of such execution and delivery, the Company will file the additional registration statement or, if filed, will file a post- effective amendment thereto with the Commission pursuant to and in accordance with Rule 462(b) on or prior to 10:00 P.M., New York time, on the date of this Agreement or, if earlier, on or prior to the time the Prospectus is printed and distributed to any Underwriter, or will make such filing at such later date as shall have been consented to by CSFBC.
The Company will advise CSFBC promptly of any proposal to amend or supplement the initial or any additional registration statement as filed or the related prospectus or the Initial Registration Statement, the Additional Registration Statement (if any) or the Prospectus and will not effect such amendment or supplementation without CSFBC's consent (which consent shall not be unreasonably withheld); and the Company will also advise CSFBC promptly of the effectiveness of each Registration Statement (if its Effective Time is subsequent to the execution and delivery of this Agreement) and of any amendment of or supplement to a Registration Statement or the Prospectus and of the institution by the Commission of any stop order proceedings in respect of a Registration Statement and will use its reasonable best efforts to prevent the issuance of any such stop order and to obtain as soon as possible its lifting, if issued.
 If, at any time when a prospectus relating to the Offered Securities is required to be delivered under the Act in connection with sales by any Underwriter or dealer, any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Prospectus to comply with the Act, the Company will promptly notify CSFBC of such event and will promptly prepare and file with the Commission, at its own expense, an amendment or supplement which will correct such statement or omission or an amendment which will effect such compliance. Neither CSFBC's consent to, nor the Underwriters' delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 6.
Not later than the Availability Date (as defined below), the Company will make generally available to its security holders an earnings statement covering a period of at least 12 months beginning after the Effective Date of the Initial Registration Statement (or, if later, the Effective Date of the Additional Registration Statement) which will satisfy the provisions of Section 11(a) of the Act. For the purpose of the preceding sentence, "Availability Date" means the 45th day after the end of the fourth fiscal quarter following the fiscal quarter that includes such Effective Date, except that, if such fourth fiscal quarter is the last quarter of the Company's fiscal year, "Availability Date" means the 90th day after the end of such fourth fiscal quarter.
The Company will furnish to the Representatives copies of each Registration Statement (one of which will be signed and will include all exhibits), each related preliminary prospectus, and, so long as a prospectus relating to the Offered Securities is required to be delivered under the Act in connection with sales by any Underwriter or dealer, the Prospectus and all amendments and supplements to such documents, in each case in such quantities as CSFBC requests. The Prospectus shall be so furnished on or prior to 3:00 P.M., New York time, on the business day following the later of the execution and delivery of this Agreement or the Effective Time of the Initial Registration Statement. All other such documents shall be so furnished as soon as available. The Company will pay the expenses of printing and distributing to the Underwriters all such documents.
The Company will arrange for the qualification of the Offered Securities for sale under the laws of such jurisdictions as CSFBC designates and will continue such qualifications in effect so long as required for the distribution, provided that the Company shall not be required to (a) qualify generally to do business in any jurisdiction where it is not then so qualified, (b) take any action which would subject it to taxation or general service of process in any such jurisdiction where it is not then so subject or (c) make any change in its charter or by-laws that the board of directors of the Company determines in good faith to be contrary to the best interests of the Company and its stockholders.
 During the period of three years hereafter, the Company will furnish to the Representatives and, upon request, to each of the other Underwriters, as soon as practicable after the end of each fiscal year, a copy of its annual report to stockholders for such year; and the Company will furnish during such period to the Representatives (i) as soon as available, a copy of each report and any definitive proxy statement of the Company filed with the Commission under the Exchange Act or mailed to stockholders, and (ii) from time to time, such other public information concerning the Company as CSFBC may reasonably request. For a period of 90 days after the Effective Date, the Company will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Act (other than any amendment to the Registration Statement on Form S-3 (File No. 333-69646) of the Company which was filed with the Commission on September 19, 2001 or related prospectus or prospectus supplement) relating to, any additional shares of its Securities or securities convertible into or exchangeable or exercisable for any shares of its Securities, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of CSFBC, except issuances of Securities pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, or issuances of Securities pursuant to the exercise of such options.
The Company agrees with the several Underwriters that the Company will pay all expenses incident to the performance of the obligations of the Company under this Agreement, for the filing fees of the Commission relating to the Offered Securities, for any filing fees and other expenses (including fees and disbursements of counsel) in connection with qualification of the Offered Securities for sale under the laws of such jurisdictions as CSFBC designates and the printing of memoranda relating thereto, for the filing fee and other expenses (including fees and disbursements of counsel) incident to the review by the NASD of the underwriting terms and arrangements relating to the sale of the Offered Securities, for any fees associated with the quotation of the Securities on The Nasdaq National Market, for any travel expenses of the Company's officers and employees and any other expenses of the Company in connection with attending or hosting meetings with prospective purchasers of the Offered Securities for expenses incurred in distributing preliminary prospectuses and the Prospectus (including any amendments and supplements thereto) to the Underwriters. Each Selling Stockholder agrees with the several Underwriters that such Selling Stockholder will pay all expenses incident to the performance of the obligations of such Selling Stockholder under the Agreement and for any transfer taxes on the sale by such Selling Stockholder of Offered Securities to the Underwriters. As between the Company and the Selling Stockholders that are party to the Registration Rights Agreement (described below), the expenses set forth in this paragraph (i) shall be paid according to the provisions of Section 7 of the Registration Rights Agreement, dated as of April 20, 2001, as amended, by and among the Company and the persons identified on Schedule 1 thereto. The Company will use its best efforts to cause the Custodian to deliver to CSFBC, attention:
Transactions Advisory Group, on the Closing Date a letter stating that they will deliver to each Selling Stockholder a United States Treasury Department Form 1099 (or other applicable form or statement specified by the United States Treasury Department regulations in lieu thereof) on or before January 31 of the year following the date of this Agreement.
In connection with the Directed Share Program, the Company will ensure that the Directed Shares will be restricted to the extent required by the NASD or the NASD rules from sale, transfer, assignment, pledge or hypothecation for a period of three months following the date of the effectiveness of the Registration Statement. The Designated Underwriter will notify the Company as to which Participants will need to be so restricted. The Company will direct the transfer agent to place stop transfer restrictions upon such securities for such period of time.
The Company will pay all fees and disbursements of counsel incurred by the Underwriters in connection with the Directed Share Program and stamp duties, similar taxes or duties or other taxes, if any, incurred by the Underwriters in connection with the Directed Share Program.
Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Firm Securities on the First Closing Date and the Optional Securities to be purchased on each Optional Closing Date will be subject to the accuracy of the representations and warranties on the part of the Company and the Selling Stockholders herein, to the accuracy of the written statements of Company officers made pursuant to the provisions hereof, to the performance by the Company and the Selling Stockholders of their respective obligations hereunder and to the following additional conditions precedent:
 The Representatives shall have received a letter, dated the date of delivery thereof (which, if the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement, shall be on or prior to the date of this Agreement or, if the Effective Time of the Initial Registration Statement is subsequent to the execution and delivery of this Agreement, shall be at or prior to the time of filing of the amendment or post-effective amendment to the registration statement to be filed shortly prior to such Effective Time), of PricewaterhouseCoopers LLP confirming that they are independent public accountants within the meaning of the Act and the applicable published Rules and Regulations thereunder and stating to the effect that:
in their opinion the financial statements and schedules and summary of earnings examined by them and included in the Registration Statements comply as to form in all material respects with the applicable accounting requirements of the Act and the related published Rules and Regulations; they have performed the procedures specified by the American Institute of Certified Public Accountants for a review of interim financial information as described in Statement of Auditing Standards No. 71, Interim Financial Information, on the unaudited financial statements included in the Registration Statements; on the basis of the review referred to in clause (ii) above, a reading of the latest available interim financial statements of the Company, inquiries of officials of the Company who have responsibility for financial and accounting matters and other specified procedures, nothing came to their attention that caused them to believe that:
(A) the unaudited financial statements included in the Registration Statements do not comply as to form in all material respects with the applicable accounting requirements of the Act and the related published Rules and Regulations or any material modifications should be made to such unaudited financial statements for them to be in conformity with generally accepted accounting principles; (B) the unaudited consolidated revenues, operating income, net income and net income per share amounts for the three-month period ended September 30, 2001 included in the Prospectus do not agree with the amounts set forth in the unaudited consolidated financial statements for those same periods or were not determined on a basis substantially consistent with that of the corresponding amounts in the audited statements of income; (C) at the date of the latest available balance sheet read by such accountants, or at a subsequent specified date not more than three business days prior to the date of this Agreement, there was any change in the capital stock, any increase in current liabilities, long-term debt or professional liability risks, or any decreases in consolidated net assets or stockholders' equity of the Company and its consolidated subsidiaries, as compared with amounts shown on the latest balance sheet included in the Prospectus; or (D) for the period from the closing date of the latest income statement included in the Prospectus to the closing date of the latest available income statement read by such accountants, or to a specified date not more than three business days prior to the date of this Agreement, there were any decreases, as compared with the corresponding period of the previous year, in consolidated revenues or in the total or per share amounts of consolidated income from operations before extraordinary items or of net income; except in all cases set forth in clauses (C) and (D) above for changes, increases or decreases that the Prospectus discloses have occurred or may occur or which are described in such letter; they have read the unaudited pro forma condensed financial statements included in the Registration Statements, inquired of officials of the Company who have responsibility for financial and accounting matters about the basis for their determination of the pro forma adjustments and whether such unaudited pro forma condensed financial statements comply as to form in all material respects with the applicable accounting requirements of rule 11-02 of Regulation S-X and proved the arithmetic accuracy of the application of the pro forma adjustments to the historical amounts in such unaudited pro forma condensed consolidated financial statements; nothing came to their attention as a result of the procedures referred to in clause (iv) above that caused them to believe that the unaudited pro forma condensed consolidated financial statements included in the Registration Statements do not comply as to form in all material respects with the applicable accounting requirements of rule 11-02 of Regulation S-X and that the pro forma adjustments have not been properly applied to the historical amounts in the compilation of those statements; and they have compared specified dollar amounts (or percentages derived from such dollar amounts) and other financial information contained in the Registration Statements (in each case to the extent that such dollar amounts, percentages and other financial information are derived from the general accounting records of the Company and its subsidiaries subject to the internal controls of the Company's accounting system or are derived directly from such records by analysis or computation) with the results obtained from inquiries, a reading of such general accounting records and other procedures specified in such letter and have found such dollar amounts, percentages and other financial information to be in agreement with such results, except as otherwise specified in such letter. For purposes of this subsection, (i) if the Effective Time of the Initial Registration Statements is subsequent to the execution and delivery of this Agreement, "Registration Statements" shall mean the initial registration statement as proposed to be amended by the amendment or post-effective amendment to be filed shortly prior to its Effective Time, (ii) if the Effective Time of the Initial Registration Statements is prior to the execution and delivery of this Agreement but the Effective Time of the Additional Registration Statement is subsequent to such execution and delivery, "Registration Statements" shall mean the Initial Registration Statement and the additional registration statement as proposed to be filed or as proposed to be amended by the post-effective amendment to be filed shortly prior to its Effective Time, and (iii) "Prospectus" shall mean the prospectus included in the Registration Statements. All financial statements and schedules included in material incorporated by reference into the Prospectus shall be deemed included in the Registration Statements for purposes of this subsection. The Representatives shall have received a letter, dated the date of delivery thereof (which, if the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement, shall be on or prior to the date of this Agreement or, if the Effective Time of the Initial Registration Statement is subsequent to the execution and delivery of this Agreement, shall be at or prior to the time of filing of the amendment or post-effective amendment to the registration statement to be filed shortly prior to such Effective Time), of Ernst & Young LLP confirming that they are independent public accountants within the meaning of the Act and the applicable published Rules and Regulations thereunder and stating to the effect that: in their opinion the financial statements and schedules examined by them and included in the Registration Statements comply as to form in all material respects with the applicable accounting requirements of the Act and the related published Rules and Regulations; they have compared specified dollar amounts (or percentages derived from such dollar amounts) and other financial information contained in the Registration Statements (in each case to the extent that such dollar amounts, percentages and other financial information are derived from the general accounting records of the Company and its subsidiaries subject to the internal controls of the Company's accounting system or are derived directly from such records by analysis or computation) with the results obtained from inquiries, a reading of such general accounting records and other procedures specified in such letter and have found such dollar amounts, percentages and other financial information to be in agreement with such results, except as otherwise specified in such letter. For purposes of this subsection, (i) if the Effective Time of the Initial Registration Statements is subsequent to the execution and delivery of this Agreement, "Registration Statements" shall mean the initial registration statement as proposed to be amended by the amendment or post-effective amendment to be filed shortly prior to its Effective Time, (ii) if the Effective Time of the Initial Registration Statements is prior to the execution and delivery of this Agreement but the Effective Time of the Additional Registration Statement is subsequent to such execution and delivery, "Registration Statements" shall mean the Initial Registration Statement and the additional registration statement as proposed to be filed or as proposed to be amended by the post-effective amendment to be filed shortly prior to its Effective Time, and (iii) "Prospectus" shall mean the prospectus included in the Registration Statements. All financial statements and schedules included in material incorporated by reference into the Prospectus shall be deemed included in the Registration Statements for purposes of this subsection.
 If the Effective Time of the Initial Registration Statement is not prior to the execution and delivery of this Agreement, such Effective Time shall have occurred not later than 10:00 P.M., New York time, on the date of this Agreement or such later date as shall have been consented to by CSFBC. If the Effective Time of the Additional Registration Statement (if any) is not prior to the execution and delivery of this Agreement, such Effective Time shall have occurred not later than 10:00 P.M., New York time, on the date of this Agreement or, if earlier, the time the Prospectus is printed and distributed to any Underwriter, or shall have occurred at such later date as shall have been consented to by CSFBC. If the Effective Time of the Initial Registration Statement is prior to the execution and delivery of this Agreement, the Prospectus shall have been filed with the Commission in accordance with the Rules and Regulations and Section 5(a) of this Agreement. Prior to such Closing Date, no stop order suspending the effectiveness of a Registration Statement shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of any Selling Stockholder, the Company or the Representatives, shall be contemplated by the Commission.
 Subsequent to the execution and delivery of this Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries taken as one enterprise which, in the judgment of a majority in interest of the Representatives, is material and adverse and makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Offered Securities; (ii) any downgrading in the rating of any debt securities of the Company by any "nationally recognized statistical rating organization" (as defined for purposes of Rule 436(g) under the Act), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Company (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) any change in U.S. or international financial, political or economic conditions as would, in the judgment of a majority in interest of the Representatives, be likely to prejudice materially the success of the proposed issue, sale or distribution of the Offered Securities, whether in the primary market or in respect of dealings in the secondary market; (iv) any material suspension or material limitation of trading in securities generally on the New York Stock Exchange, or any setting of minimum prices for trading on such exchange, or any suspension of trading of any securities of the Company on any exchange or in the over-the-counter market; (v) any material disruption in securities settlement or clearance services in the United States; (vi) any banking moratorium declared by U.S. Federal or New York authorities; or (vii) any outbreak or escalation of hostilities which the United States, any declaration of war by Congress or any other national or international calamity or emergency if, in the judgment of a majority in interest of the Representatives, the effect of any such outbreak, escalation, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Offered Securities.
 The Representatives shall have received an opinion, dated such Closing Date, of Cleary, Gottlieb, Steen & Hamilton, counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect that:
        the Company is validly existing as a corporation in good standing under the laws of the State of Delaware, with corporate power to own and lease its properties and conduct its business as described in the Prospectus;
        the Company has the authorized, issued and outstanding capitalization as set forth in the Prospectus as of the dates set forth therein; all of the issued and outstanding shares of capital stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and conform to the description thereof contained in the Prospectus (but we express no opinion with respect to any options or shares issued with respect to the Company's stock option plans); none of the outstanding shares of capital stock of the Company was issued in violation of the preemptive rights of any security holder of the Company arising under the amended and restated certificate of incorporation or amended and restated by- laws of the Company or the laws of the State of Delaware;
        the Offered Securities to be issued and sold by the Company pursuant hereto have been duly authorized by all necessary corporate action of the Company and at such Closing Date, after payment therefor in accordance herewith, will be validly issued, fully paid and nonassessable; and the holders of outstanding shares of capital stock of the Company are not entitled to any preemptive rights to subscribe for the Offered Securities under the amended and restated certificate of incorporation or amended and restated by-laws of the Company or the laws of the State of Delaware;
        no consent, approval, authorization, or registration or qualification of or with any governmental body, agency or court of the United States, the State of Delaware or the State of New York is required (other than under any Health Care Laws) to be obtained or made by the Company for the issuance and sale of the Offered Securities to the Underwriters pursuant to this Agreement or the performance by the Company of its obligations under this Agreement, except such as have been obtained or effected under the Act and the Exchange Act (but we express no opinion as to any consent, approval, authorization, registration or qualification that may be required under state securities or Blue Sky laws);
        the issuance and sale of the Offered Securities to the Underwriters pursuant to this Agreement and the performance by the Company of its obligations under this Agreement do not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (a) any United States federal or New York state law, rule or regulation (other than any Health Care Laws) or the Delaware General Corporation Law, (b) any judgment, decree or order of any governmental body, agency or court that is identified in an attached officer's certificate of the Company as applicable to the Company or any subsidiary of the Company or any of their properties, (c) any agreement or instrument to which the Company or any such subsidiary is a party or by which the Company or any such subsidiary is bound or to which any of the properties of the Company or any such subsidiary is subject that is filed as an exhibit to a Registration Statement, or (d) the amended and restated certificate of incorporation or amended and restated by-laws of the Company;
        based solely on a telephonic confirmation from a representative of the Commission, such counsel confirms that the Initial Registration Statement is effective under the Act, and the Additional Registration Statement (if any) is effective under the Act; the Prospectus either was filed with the Commission pursuant to the subparagraph of Rule 424(b) specified in such opinion on the date specified therein or was included in the Initial Registration Statement or the Additional Registration Statement (as the case may be), and, to the best of the knowledge of such counsel, no stop order with respect to a Registration Statement has been issued and no proceedings for that purpose have been instituted or are, to the best of the knowledge of such counsel, threatened by the Commission; each Registration Statement and the Prospectus, and each amendment or supplement thereto, as of their respective effective or issue dates, appeared on their face to be appropriately responsive in all material respects to the requirements of the Act and the Rules and Regulations other than Regulation S-T under the Act and the documents incorporated in each Registration Statement and the Prospectus, as of the respective dates of their filing with the Commission, appeared on their face to be appropriately responsive in all material respects to the requirements of the Exchange Act and the Rules and Regulations of the Commission thereunder; such counsel have no reason to believe that (1) a Registration Statement or any amendment thereto, as of its effective date, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (2) the Prospectus or any amendment or supplement thereto, as of its issue date or as of such Closing Date, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and such counsel do not know of any legal or governmental proceedings or investigations to which the Company is a party or the subject that are currently pending before any adjudicative tribunal or that have been threatened by a written communication manifesting an intention to initiate such proceedings or investigations received by the management of the Company or by such counsel that are required to be described in a Registration Statement or the Prospectus which are not disclosed; it being understood that such counsel need express no opinion as to the financial statements and schedules or other financial data contained in the Registration Statements or the Prospectus (or the documents incorporated by reference therein);
        the execution and delivery of this Agreement have been duly authorized by all necessary corporate action of the Company and this Agreement has been duly executed and delivered by the Company; the form of certificate used to evidence the Securities complies in all material respects with all applicable statutory requirements, with any applicable requirements of the amended and restated certificate of incorporation and amended and restated by-laws of the Company and with all applicable Nasdaq requirements, in each case as in effect on such Closing Date; the statements set forth (A) in the Prospectus under "Business-Our Reorganization," "Business-Master Lease Agreements," "Business-Corporate Integrity Agreement," "Description of Capital Stock" and "Shares Eligible for Future Sale," insofar as such statements purport to summarize certain legal matters, documents or proceedings referred to therein, or the Company's charter or by-laws provide a fair summary of such matters, documents or proceedings or the Company's charter or by-laws; the statements set forth in the Prospectus under the caption "United States Federal Income Tax Considerations For Non-United States Holders," insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Offered Securities by non-United States Holders as defined in the Prospectus; and the Company is not, and upon the issuance and sale of the Offered Securities by the Company as contemplated herein and the application by the Company of the net proceeds therefrom as described in the Prospectus will not be, an "investment company," within the meaning of the Investment Company Act;
 The Representatives shall have received an opinion, dated such Closing Date, of
M. Suzanne Riedman, Esq., Senior Vice President and General Counsel of the Company, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect that:
        the Company is duly qualified to transact business as a foreign corporation and is in good standing in all jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect;
        each subsidiary identified on Schedule E hereto (that purports to identify each subsidiary operating in any state where all of the Company's subsidiaries so operating in such state, considered in the aggregate as a single subsidiary, would constitute a "significant subsidiary" as defined in Rule 1-02 of Regulation S-X) (each a "Material Subsidiary") has been duly incorporated or organized and is validly existing as a corporation or other entity in good standing under the laws of the jurisdiction of its incorporation or organization, with power and authority (corporate or other) to own, lease and operate its properties and conduct its business as described in the Prospectus, and each Material Subsidiary is duly qualified to transact business as a foreign corporation or other entity and is in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Material Adverse Effect; all of the issued and outstanding capital stock of each Material Subsidiary that is a corporation has been duly authorized and validly issued, is fully paid and nonassessable, was not issued in violation of or subject to any preemptive or similar rights and is owned by the Company, directly or through subsidiaries, free from liens, encumbrances and defects (other than liens pursuant to the Credit Agreements); and all of the partnership, membership or other ownership interests of each Material Subsidiary that is not a corporation have been validly issued and, except as set forth on Schedule D hereto, are owned by the Company, directly or through subsidiaries, free from liens, encumbrances and defects (other than liens pursuant to the Credit Agreements);
        except as disclosed in the Prospectus and as provided in the Credit Agreements, there are no material encumbrances or restrictions on the ability of any subsidiary of the Company (A) to pay any dividends or make any distributions on such subsidiary's capital stock or partnership, membership or other ownership interests or to pay any indebtedness owed to the Company or any other subsidiary, (B) to make any loans or advances to, or investments in, the Company or any other subsidiary, or (iii) to transfer any of its property or assets to the Company or any other subsidiary;
        no consent, approval, authorization or order of, or registration, qualification or filing with, any governmental agency or body or any court is required under any Health Care Laws to be obtained or made by the Company for the consummation of the transactions contemplated by this Agreement in connection with the sale of the Offered Securities, except such as have been obtained and made and such required filings and notices furnished by the Company in connection with the participation of the Company's facilities in the Medicare program and other U.S. federal programs (the "Medicare Filings and Notices") as are not yet required to be made;
        the execution, delivery and performance of this Agreement and the consummation of the transactions herein contemplated will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (a) any Health Care Laws, (b) any agreement or instrument to which the Company or any such subsidiary is a party or by which the Company or any such subsidiary is bound or to which any of the properties of the Company or any such subsidiary is subject, or (c) the charter, by-laws or other constitutive document of the Company or any such subsidiary, except, in the case of clause
(b) only, for such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect;
        such counsel has no reason to believe that (1) any part of a Registration Statement or any amendment thereto, as of its effective date, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (2) the Prospectus or any amendment or supplement thereto, as of its issue date or as of such Closing Date, contained any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; the descriptions in the Registration Statements and Prospectus of statutes and regulations (including any Health Care
Laws), legal and governmental proceedings and investigations and contracts and other documents are accurate and fairly present the information required to be shown; and such counsel does not know of any legal or governmental proceedings or investigations required to be described in a Registration Statement or the Prospectus which are not described as required or of any contracts or documents of a character required to be described in a Registration Statement or the Prospectus or to be filed as exhibits to a Registration Statement which are not described and filed as required; it being understood that such counsel need express no opinion as to the financial statements and schedules or other financial data contained in the Registration Statements or the Prospectus;
        the statements set forth in (A) the Prospectus under "Risk Factors-Changes in the reimbursement rates or methods of payment from third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursement for our services could result in a substantial reduction in our revenues and operating margins," "Risk Factors-Significant legal actions, particularly in the State of Florida, could subject us to increased operating costs and substantial uninsured liabilities, which could materially and adversely affect our liquidity, financial condition and results of operations," "Risk Factors-We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may result in increased costs or sanctions that reduce our revenues and profitability," "Management's Discussion and Analysis of Financial Condition and Results of Operations- Regulatory Changes," "Business-Government Regulation," "Business-Legal Proceedings," and "Business-Environmental Matters," and (B) in the 2000 Form 10-K/A under "Business-Government Regulation," and "Legal Proceedings," to the extent that it constitutes matters of law, summaries of legal matters, documents or proceedings referred to therein or legal conclusions, has been reviewed by such counsel and is correct in all material respects; neither the Company nor any of its subsidiaries is in violation of its charter, by-laws or other constitutive document or of any Health Care Laws, except for such violations of Health Care Laws that would not, individually or in the aggregate, have a Material Adverse Effect; and no default by the Company or any of its subsidiaries exists in the due performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, loan agreement, note, lease or other agreement or instrument that is described or referred to in a Registration Statement or the Prospectus or filed or incorporated by reference as an exhibit to a Registration Statement, except for such defaults that would not, individually or in the aggregate, have a Material Adverse Effect;
        the Company and its subsidiaries possess all required Governmental Licenses issued by, and have made all required declarations and filings with, the appropriate federal, state, local or foreign regulatory agencies or bodies necessary to conduct the business now operated by them (including, without limitation, Government Licenses as are required (i) under such federal and state healthcare laws as are applicable to the Company and its subsidiaries and (ii) with respect to those facilities operated by the Company or any of its subsidiaries that participate in the Medicare and/or Medicaid programs, to receive reimbursement thereunder), except where the failure to possess such Government Licenses or to make such declarations and filings would not, individually or in the aggregate, have a Material Adverse Effect; the Company and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect; and, to the best of such counsel's knowledge after due inquiry, neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation, suspension or modification of any such Governmental Licenses or the imposition of any other sanction for violation of any Health Care Law that, if the subject of an unfavorable decision, ruling or finding, would individually or in the aggregate have a Material Adverse Effect;
        the Company is in compliance with the terms and conditions of its Corporate Integrity Agreement with the Office of the Inspector General of the U.S. Department of Health and Human Services, except where the failure so to comply would not, individually or in the aggregate, have a Material Adverse Effect; and
        except as disclosed in the Prospectus, there are no contracts, agreements or understandings known to such counsel between the Company and any person granting such person the right to require the Company to file a registration statement under the Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Act.
For purposes of this opinion, the term "Health Care Laws" shall mean those statutes, rules and regulations, judgments, decrees or orders specifically regulating health care providers, as such, of the type owned and operated by the Company and its subsidiaries as described under the headings "Risk Factors-Changes in the reimbursement rates or methods of payment from third-party payors, including the Medicare and Medicaid programs, or the implementation of other measures to reduce reimbursement for our services could result in a substantial reduction in our revenues and operating margins," "Risk Factors-Significant legal actions, particularly in the State of Florida, could subject us to increased operating costs and substantial uninsured liabilities, which could materially and adversely affect our liquidity, financial condition and results of operations," "Risk Factors-We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may result in increased costs or sanctions that reduce our revenues and profitability," "Management's Discussion and Analysis of Financial Condition and Results of Operations-Regulatory Changes," "Business-Government Regulation," "Business- Legal Proceedings," and "Business-Environmental Matters" in the Prospectus, including without limitation, (a) health care licensure, permit and certificate of need requirements, (b) Title XVIII, XIX and XXI of the Social Security Act, (c) the Anti-Kickback Amendments (as defined in the Prospectus) and the regulations promulgated thereunder, (d) the Stark Laws (as defined in the Prospectus) and the regulations promulgated thereunder, (e) the False Claims Act, (f) Title II of the Health Insurance Portability and Accountability Act of 1996, (g) Title IV of the Balanced Budget Act of 1997, (h) any initiatives under Operation Restore Trust and (i) state statutes, rules and regulations concerning matters similar to (b) through (h) above, but specifically excluding statutes, ordinances, administrative decisions, rules and regulations of counties, towns or municipalities.

The Representatives shall have received an opinion, dated such Closing Date, of each Selling Stockholder's counsel set forth opposite its name on Schedule A hereto, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, to the effect that:
        such Selling Stockholder has full right, power and authority to sell, transfer and deliver the Offered Securities to be sold by such Selling Stockholder on such Closing Date pursuant to this Agreement. Assuming that (i) the certificate or certificates representing such Offered Securities have been effectively indorsed in blank in accordance with NYUCC Article 8 and (ii) neither the Underwriters, nor the agents acquiring possession of such Offered Securities on their behalf, have notice of any adverse claim to such Offered Securities, then upon the Underwriters' acquiring possession of such certificate or certificates for such Offered Securities (or the agent's acquiring possession of such certificate or certificates for such Offered Securities on the Underwriters' behalf) and paying the purchase price therefor pursuant to this Agreement, each Underwriter will be a "protected purchaser" of such Offered Securities to be purchased by it (within the meaning of Section 8-303 of the NYUCC) and will acquire its interest in such Offered Securities (including, without limitation, all rights that such Selling Stockholder had or has the power to transfer in such Offered Securities) free of any adverse claim.
        no consent, approval, authorization or order of, or registration, qualification or filing with, any United States federal or New York state governmental authority, agency or body or any United States federal or New York state court is required to be obtained or made by such Selling Stockholder for the consummation of the transactions contemplated by the Custody Agreement or this Agreement in connection with the sale of the Offered Securities to be sold by such Selling Stockholder, except such as have been obtained and made under the Act and such as may be required under state or foreign securities laws and the rules of the NASD;
        the execution, delivery and performance of the Custody Agreement and this Agreement by such Selling Stockholder and the consummation by such Selling Stockholder of the transactions therein and herein contemplated will not result in a breach or violation of any of the terms and provisions of, or constitute a default under, (a) any United States federal or New York state law, rule or regulation, (b) any judgment, decree or order of any governmental authority, agency or body or any court having jurisdiction over such Selling Stockholder or any of its properties that is identified in an attached officer's certificate of such Selling Stockholder as applicable to such Selling Stockholder's investment in the Offered Securities or consummation of the transactions contemplated in this Agreement and the Custody Agreement, (c) any agreement or instrument to which such Selling Stockholder is a party or by which such Selling Stockholder is bound or to which any of its properties is subject that is identified in an attached officer's certificate of such selling Stockholder as applicable to such Selling Stockholder's investment in the Offered Securities or consummation of the transactions contemplated in this Agreement and the Custody Agreement or (d) the charter, by-laws or other constitutive document of such Selling Stockholder, except, in the case of clauses (b) and (c) only, for such breaches, violations or defaults that would not materially adversely affect the ability of such Selling Stockholder to perform its obligations under this Agreement or the Custody Agreement or to consummate the transactions contemplated hereby or thereby;
        the Power of Attorney and related Custody Agreement with respect to such Selling Stockholder have been duly authorized, executed and delivered by such Selling Stockholder and constitute valid and binding obligations of such Selling Stockholder enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles; and
        this Agreement has been duly authorized, executed and delivered by such Selling Stockholder. The Representatives shall have received from Shearman & Sterling, counsel for the Underwriters, such opinion or opinions, dated such Closing Date, with respect to the incorporation of the Company, the validity of the Offered Securities delivered by the Company on such Closing Date, the Registration Statements, the Prospectus and other related matters as the Representatives may require, and the Selling Stockholders and the Company shall have furnished to such counsel such documents as they request for purposes of enabling them to pass upon such matters.
The Representatives shall have received an opinion, dated the Closing Date, of McDermott, Will & Emery, special counsel to the Underwriters, in form and substance satisfactory to the Representatives, to the effect that:
        the statements set forth in (A) the Prospectus under "Risk Factors - Changes in the reimbursement rates or methods of payment from third-party payors, including the Medicare and Medicaid programs or, the implementation of other measures to reduce reimbursement for our services could result in a substantial reduction in our revenues and operating margins," Risk Factors - We conduct business in a heavily regulated industry, and changes in regulations or violations of regulations may result in increased costs or sanctions that reduce our revenues and profitability," and "Business - Government Regulation," to the extent that such statements purport to summarize statutes, rules and regulations constituting Health Care Laws have been reviewed by such counsel and those statements provide an accurate and fair summary of such statutes, rules and regulations; provided that with respect to the foregoing opinion, the Company shall have furnished to McDermott, Will & Emery, such documents as they request for purpose of enabling them to pass upon such matters; and
        although such counsel has undertaken no investigation to verify independently the accuracy, completeness or fairness or the statements contained in the Prospectus (except as stated in paragraph (i) above), no facts have come to such counsel's attention that lead them to believe that, as of the Effective Date or on the date hereof, the statements contained in the above referenced portions of the Prospectus summarizing the statutes, rules and regulations constituting Health Care Laws contained or contain any untrue statements of a material fact or omitted or omit to state a material fact required to be stated therein or necessary to make such statements, in the light of the circumstances under which they were made, not misleading.
The Representatives shall have received a certificate, dated such Closing Date, of the President or any Vice President and a principal financial or accounting officer of the Company in which such officers shall state that, to the best of their knowledge after reasonable investigation: the representations and warranties of the Company in this Agreement are true and correct; the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to such Closing Date; no stop order suspending the effectiveness of any Registration Statement has been issued and no proceedings for that purpose have been instituted or are contemplated by the Commission; the Additional Registration Statement (if any) satisfying the requirements of subparagraphs (1) and (3) of Rule 462(b) was filed pursuant to Rule 462(b), including payment of the applicable filing fee in accordance with Rule 111(a) or (b) under the Act, prior to the time the Prospectus was printed and distributed to any Underwriter; and, subsequent to the date of the most recent financial statements in the Prospectus, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the condition (financial or other), business, properties or results of operations of the Company and its subsidiaries taken as a whole except as set forth in or contemplated by the Prospectus or as described in such certificate.
The Representatives shall have received a letter, dated such Closing Date, from PricewaterhouseCoopers LLP which meets the requirements of subsection (a) of this Section, except that the specified date referred to in such subsection will be a date not more than three days prior to such Closing Date for the purposes of this subsection.
The Representatives shall have received a letter, dated such Closing Date, from Ernst & Young LLP which meets the requirements of subsection (b) of this Section. On or prior to the date on which the Company first furnishes to the Underwriters a preliminary prospectus for use in connection with the offering of the Offered Securities, the Representatives shall have received a lockup letter, in form and substance satisfactory to the Representatives, from each Selling Stockholder and from each executive officer and director of the Company who is not a Selling Stockholder. On or prior to the date of this Agreement, the NASD shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements. On or prior to the date of this Agreement, the Securities shall have been approved for quotation on The Nasdaq National Market, subject only to notice of issuance.
The Selling Stockholders and the Company will furnish the Representatives with such conformed copies of such opinions, certificates, letters and documents as the Representatives reasonably request. CSFBC may in its sole discretion waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters hereunder, whether in respect of an Optional Closing Date or otherwise. Indemnification and Contribution.
The Company will indemnify and hold harmless each Underwriter, its partners, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Act, against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, the Prospectus, or any amendment or supplement thereto, or any related preliminary prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in subsection (c) below; and provided, further, that with respect to any untrue statement or alleged untrue statement in or omission or alleged omission from any preliminary prospectus, which statement or omission was corrected in the Prospectus, the indemnity agreement contained in this Section 7(a) shall not inure to the benefit of any Underwriter from whom the person asserting any such losses, claims, damages or liabilities purchased the Offered Securities concerned, to the extent that a prospectus relating to such Offered Securities was required to be delivered by such Underwriter under the Act in connection with such purchase and any such loss, claim, damage or liability of such Underwriter results from the fact that there was not sent or given to such person, at or prior to the written confirmation of the sale of such Offered Securities to such person, a copy of the Prospectus if the Company had previously furnished copies thereof to such Underwriter. The Company agrees to indemnify and hold harmless the Designated Underwriter and each person, if any, who controls the Designated Underwriter within the meaning of either Section 15 of the Securities Act or
Section 20 of the Exchange Act (the "Designated Entities"), from and against any and all losses, claims, damages and liabilities (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (i) caused by any untrue statement or alleged untrue statement of a material fact contained in any material prepared by or with the consent of the Company for distribution to Participants in connection with the Directed Share Program or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) caused by the failure of any Participant to pay for and accept delivery of Directed Shares that the participant agreed to purchase; or (iii) related to, arising out of, or in connection with the Directed Share Program, other than losses, claims, damages or liabilities (or expenses relating thereto) that are finally judicially determined to have resulted from the bad faith or gross negligence of the Designated Entities.
Each Selling Stockholder will severally and not jointly indemnify and hold harmless each Underwriter, its partners, directors and officers and each person who controls such Underwriter within the meaning of Section 15 of the Act, against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, the Prospectus, or any amendment or supplement thereto, or any related preliminary prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Selling Stockholder (in its capacity as a Selling Stockholder) specifically for use therein, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred, it being understood and agreed that the only such information furnished by any Selling Stockholder consists of the information pertaining to such Selling Stockholder included in the Prospectus under the caption "Principal and Selling Stockholders," and; provided, however, that with respect to any untrue statement or alleged untrue statement in or omission or alleged omission from any preliminary prospectus, which statement or omission was corrected in the Prospectus, the indemnity agreement contained in this Section 7(b) shall not inure to the benefit of any Underwriter from whom the person asserting any such losses, claims, damages or liabilities purchased the Offered Securities concerned, to the extent that a prospectus relating to such Offered Securities was required to be delivered by such Underwriter under the Act in connection with such purchase and any such loss, claim, damage or liability of such Underwriter results from the fact that there was not sent or given to such person, at or prior to the written confirmation of the sale of such Offered Securities to such person, a copy of the Prospectus if the Company had previously furnished copies thereof to such Underwriter. The liability under this subsection of each Selling Stockholder shall be limited to an amount equal to the aggregate gross proceeds (net of underwriting discounts and commissions but before deducting expenses) to such Selling Stockholder from the sale of the Offered Securities sold by such Selling Stockholder hereunder.
 Each Underwriter will severally and not jointly indemnify and hold harmless the Company, its directors, each officer of the Company who signed a Registration Statement and each person, if any, who controls the Company within the meaning of Section 15 of the Act, and each Selling Stockholder, against any losses, claims, damages or liabilities to which the Company or such Selling Stockholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, the Prospectus, or any amendment or supplement thereto, or any related preliminary prospectus, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of the Prospectus, in the light of the circumstances under which they were made) not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by the Company and each Selling Stockholder in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of
(i) the following information in the Prospectus furnished on behalf of each
Underwriter: the concession and reallowance figures appearing in the fourth paragraph under the caption "Underwriting," and the information contained in the fourteenth and fifteenth paragraphs under the caption "Underwriting;" and (ii) the following information in the Prospectus furnished on behalf of Goldman, Sachs & Co.: the third sentence appearing in the last paragraph under the caption "Underwriting," and (iii) the following information in the Prospectus furnished on behalf of J.P. Morgan Securities Inc.: the fourth, fifth and sixth sentences appearing in the last paragraph under the caption "Underwriting." Promptly after receipt by an indemnified party under this Section or Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party under subsection (a), (b) or (c) above or Section 9, notify the indemnifying party of the commencement thereof; but the omission so to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under subsection (a), (b) or (c) above or Section 9. In case any such action is brought against any indemnified party and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Section or Section 9, as the case may be, for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or on behalf of an indemnified party. If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a), (b) or
(c) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a), (b) or (c) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Stockholders on the one hand and the Underwriters on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company and the Selling Stockholders on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company and the Selling Stockholders on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company and the Selling Stockholders bear to the total underwriting discounts and commissions received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company, the Selling Stockholders (in their capacity as Selling Stockholders) or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim which is the subject of this subsection (e). Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this subsection
(e) to contribute are several in proportion to their respective underwriting obligations and not joint. Notwithstanding anything in this subsection (e) to the contrary, the liability under this subsection (e) of each Selling Stockholder shall be limited to an amount equal to the aggregate gross proceeds (net of underwriting discounts and commissions but before deducting expenses) to such Selling Stockholder from the sale of the Offered Securities sold by such Selling Stockholder hereunder.
The obligations of the Company and any Selling Stockholder under this Section or
Section 9 shall be in addition to any liability which the Company and such Selling Stockholders may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter or the QIU (as hereinafter defined) within the meaning of the Act; and the obligations of the Underwriters under this Section shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company, to each officer of the Company who has signed a Registration Statement and to each person, if any, who controls the Company or such Selling Stockholder within the meaning of the Act. Default of Underwriters. If any Underwriter or Underwriters default in their obligations to purchase Offered Securities hereunder on either the First or any Optional Closing Date and the aggregate number of shares of Offered Securities that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total number of shares of Offered Securities that the Underwriters are obligated to purchase on such Closing Date, CSFBC may make arrangements satisfactory to the Company and the Selling Stockholders for the purchase of such Offered Securities by other persons, including any of the Underwriters, but if no such arrangements are made by such Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments hereunder, to purchase the Offered Securities that such defaulting Underwriters agreed but failed to purchase on such Closing Date. If any Underwriter or Underwriters so default and the aggregate number of shares of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total number of shares of Offered Securities that the Underwriters are obligated to purchase on such Closing Date and arrangements satisfactory to CSFBC, the Company and the Selling Stockholders for the purchase of such Offered Securities by other persons are not made within 36 hours after such default, this Agreement will terminate without liability on the part of any non-defaulting Underwriter, the Company or the Selling Stockholders, except as provided in Section 10 (provided that if such default occurs with respect to Optional Securities after the First Closing Date, this Agreement will not terminate as to the Firm Securities or any Optional Securities purchased prior to such termination). As used in this Agreement, the term "Underwriter" includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.
Qualified Independent Underwriter. The Company hereby confirms that at its request CSFBC has without compensation acted as "qualified independent underwriter" (in such capacity, the "QIU") within the meaning of Rule 2710 of the Conduct Rules of the National Association of Securities Dealers, Inc. in connection with the offering of the Offered Securities. The Company and the Selling Stockholders will severally and not jointly indemnify and hold harmless the QIU against any losses, claims, damages or liabilities, joint or several, to which the QIU may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon the QIU's acting (or alleged failure to act) as such "qualified independent underwriter" and will reimburse the QIU for any legal or other expenses reasonably incurred by the QIU in connection with investigating or defending any such loss, claim, damage, liability or action as such expenses are incurred; provided, however, that any Selling Stockholder shall only be subject to liability under this Section to the extent such liability arises out of or is based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement, the Prospectus, or any amendment or supplement thereto, or any related preliminary prospectus, or upon an omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, made in reliance upon and in conformity with written information furnished to the Company by such Selling Stockholder (in its capacity as a Selling Stockholder) specifically for use therein.
Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Selling Stockholders, of the Company or its officers and of the several Underwriters set forth in or made pursuant to this Agreement will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, any Selling Stockholder, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If this Agreement is terminated pursuant to Section 8 or if for any reason the purchase of the Offered Securities by the Underwriters is not consummated, the Company and the Selling Stockholders shall remain responsible for the expenses to be paid or reimbursed by them respectively pursuant to
Section 5 and the respective obligations of the Company, the Selling Stockholders, and the Underwriters pursuant to Section 7 and the obligations of the Company and the Selling Stockholders pursuant to Section 9 shall remain in effect, and if any Offered Securities have been purchased hereunder the representations and warranties in Section 2 and all obligations under Section 5 shall also remain in effect. If the purchase of the Offered Securities by the Underwriters is not consummated for any reason other than solely because of the termination of this Agreement pursuant to Section 8 or the occurrence of any event specified in clause (iii), (iv), (v), (vi) or (vii) of Section 6(d), the Company will reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities.

Notices. All communications hereunder will be in writing and, if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to the Representatives, c/o Credit Suisse First Boston Corporation, Eleven Madison Avenue, New York, N.Y. 10010-3629, Attention: Transactions Advisory Group, or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at Kindred Healthcare, Inc., 680 South Fourth Street, Louisville, Kentucky 40202-2412, Attention: General Counsel, or, if sent to any Selling Stockholder, will be mailed, delivered or telegraphed and confirmed to such Selling Stockholder at the address set forth below its name on the signature page to hereto; provided, however, that any notice to an Underwriter pursuant to Section 7 will be mailed, delivered or telegraphed and confirmed to such Underwriter. Successors. This Agreement will inure to the benefit of and be binding upon the parties hereto and their respective personal representatives and successors and the officers and directors and controlling persons referred to in Section 7, and no other person will have any right or obligation hereunder. Representation. The Representatives will act for the several Underwriters in connection with the transactions contemplated by this Agreement, and any action under this Agreement taken by the Representatives or by CSFBC will be binding upon all the Underwriters. The Attorney-in-Fact appointed by each Selling Stockholder will act for such Selling Stockholder in connection with such transactions, and any action under or in respect of this Agreement taken by such Attorney-in-Fact will be binding upon such Selling Stockholder.
Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement. Applicable Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to principles of conflicts of laws.
The Company and each Selling Stockholder hereby submit to the non-exclusive jurisdiction of the Federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

[The remainder of this page is intentionally left blank]


If the foregoing is in accordance with the Representatives' understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement among the Selling Stockholders, the Company and the several Underwriters in accordance with its terms.
Very truly yours,

Kindred Healthcare, Inc.

By  /s/ Edward L. Kuntz
Name  Edward L. Kuntz
Title  CEO

        Selling Stockholders



By  /s/ Edward L. Kuntz
Name  Edward L. Kuntz
Title...........................................................
For himself and as Authorized Signatory for
each of the Selling Stockholders named
herein.









The foregoing Underwriting Agreement is hereby confirmed and accepted as of the date first above written.
Credit Suisse First Boston Corporation
Goldman, Sachs & Co.
UBS Warburg LLC
J.P. Morgan Securities Inc.
Lehman Brothers Inc.


Acting on behalf of themselves and as the Representatives of the several Underwriters.
By  Credit Suisse First Boston Corporation
By.....................................................
                         Managing Director



SCHEDULE A




Counsel
Selling Stockholder
Number of Firm Securities to be Sold


Fried, Frank, Harris, Shriver & Jacobson
Goldman, Sachs & Co.
250,000

Kaye Scholer LLP
Van Kampen Prime Rate Income Trust
86,100

Kaye Scholer LLP
Van Kampen Senior Income Trust
44,000

Kaye Scholer LLP
Van Kampen Senior Floating Fund
4,900

Ken Maiman
Appaloosa Investment Limited Partnership I
266,500

Ken Maiman
Palomino Fund Ltd.
233,500

Richard L. Smith
Morgan Guaranty Trust Co. of New York
59,500

Bradley Takahashi
Mutual Beacon Fund
89,299

Bradley Takahashi
Mutual Beacon Fund (Canada)
1,994

Bradley Takahashi
Mutual Discovery Securities Fund
3,754

Bradley Takahashi
Mutual Shares Fund
155,805

Bradley Takahashi
Mutual Shares Discovery Fund
61,063

Bradley Takahashi
Mutual Shares Securities Fund
9,170

Bradley Takahashi
Mutual Qualified Fund
78,915

Willkie Farr & Gallagher
Ventas Realty, Limited Partnership
83,300

Wyatt, Tarrant & Combs, LLP
William M. Altman
3,900

Wyatt, Tarrant & Combs, LLP
Frank J. Battafarano
3,000

Wyatt, Tarrant & Combs, LLP
Richard E. Chapman
7,500

Wyatt, Tarrant & Combs, LLP
Rodrick J. Cowgill, Jr.
1,200

Wyatt, Tarrant & Combs, LLP
Donald D. Finney
10,000

Wyatt, Tarrant & Combs, LLP
James H. Gillenwater, Jr.
2,500

Wyatt, Tarrant & Combs, LLP
Dennis J. Hansen
1,000

Wyatt, Tarrant & Combs, LLP
Edward L. Kuntz
10,000

Wyatt, Tarrant & Combs, LLP
Richard A. Lechleiter
6,500

Wyatt, Tarrant & Combs, LLP
Ruth A. Lusk
1,500

Wyatt, Tarrant & Combs, LLP
Katherine J. Markham
1,800

Wyatt, Tarrant & Combs, LLP
Mark A. McCullough
400

Wyatt, Tarrant & Combs, LLP
Steven L. Monaghan
1,500

Wyatt, Tarrant & Combs, LLP
Susan E. Moss
700

Wyatt, Tarrant & Combs, LLP
Sean R. Muldoon
2,000

Wyatt, Tarrant & Combs, LLP
M. Suzanne Riedman
2,300

Wyatt, Tarrant & Combs, LLP
Robert E. Schmidt
2,500

Wyatt, Tarrant & Combs, LLP
Richard A. Schweinhart
7,500

Wyatt, Tarrant & Combs, LLP
T. Terry Tackett
3,300


        Total....................................................
1,496,000



SCHEDULE B



Underwriter
Number of Firm Securities to be Purchased


Credit Suisse First Boston Corporation
1,101,415

Goldman, Sachs & Co.
1,101,415

UBS Warburg LLC
472,035

J.P. Morgan Securities Inc.
314,690

Lehman Brothers Inc.
157,345

Legg Mason Wood Walker, Incorporated
25,000

Raymond James & Associates, Inc.
25,000

Stephens Inc.
25,000

Thomas Weisel Partners LLC
25,000


Total
3,246,900





SCHEDULE C



List of Company's Significant Subsidiaries


Kindred Healthcare Operating, Inc.
Kindred Hospitals East, L.L.C.
Kindred Hospitals West, L.L.C.
Kindred Nursing Centers East, L.L.C.
Kindred Nursing Centers West, L.L.C.
Kindred Rehab Services, Inc.
Kindred Systems, Inc.
Kindred Hospitals Limited Partnership
Kindred Nursing Centers Limited Partnership














SCHEDULE D



List of Partnerships Not Wholly-Owned




Name                                        % of Ownership

   None














































Schedule E

List of Material Subsidiaries


No.
Name
State of Organization

1.
Advanced Infusion Systems, Inc.
CA

2.
American X-Rays, Inc.
LA

3.
C.P.C. of Louisiana, Inc.
LA

4.
Caribbean Behavioral Health Systems, Inc.
NV

5.
Community Behavioral Health System, Inc.
LA

6.
Community Psychiatric Centers of Arkansas, Inc.
AR

7.
Community Psychiatric Centers of California
CA

8.
Community Psychiatric Centers of Florida, Inc.
FL

9.
Community Psychiatric Centers of Idaho, Inc.
ID

10.
Community Psychiatric Centers of Indiana, Inc.
IN

11.
Community Psychiatric Centers of Kansas, Inc.
KS

12.
Community Psychiatric Centers of Mississippi, Inc.
MS

13.
Community Psychiatric Centers of Missouri, Inc.
MO

14.
Community Psychiatric Centers of North Carolina, Inc.
NC

15.
Community Psychiatric Centers of Oklahoma, Inc.
OK

16.
Community Psychiatric Centers of Utah, Inc.
UT

17.
Community Psychiatric Centers Properties Incorporated
CA

18.
Community Psychiatric Centers Properties of Oklahoma, Inc.
OK

19.
Community Psychiatric Centers Properties of Texas, Inc.
TX

20.
Community Psychiatric Centers Properties of Utah, Inc.
UT

21.
Cornerstone Insurance Company
CI

22.
Courtland Gardens Health Center, Inc.
CT

23.
CPC Investment Corp.
CA

24.
CPC Managed Care Health Services, Inc.
DE

25.
CPC of Georgia, Inc.
GA

26.
CPC Properties of Arkansas, Inc.
AR

27.
CPC Properties of Illinois, Inc.
IL

28.
CPC Properties of Indiana, Inc.
IN

29.
CPC Properties of Kansas, Inc.
KS

30.
CPC Properties of Louisiana, Inc.
LA

31.
CPC Properties of Mississippi, Inc.
MS

32.
CPC Properties of Missouri, Inc.
MO

33.
CPC Properties of North Carolina, Inc.
NC

34.
First Rehab, Inc.
DE

35.
Florida Hospital Properties, Inc.
FL

36.
Health Care Holdings, Inc.
DE

37.
Health Care Technology, Inc.
DE

38.
Helian ASC of Northridge, Inc.
CA

39.
Helian Health Group, Inc.
DE

40.
Helian Recovery Corporation
CA

41.
Homestead Health Center, Inc.
CT

42.
Horizon Healthcare Services, Inc.
GA

43.
Interamericana Health Care Group
NV

44.
J. B. Thomas Hospital, Inc.
MA

45.
Kindred Acute Pulmonary East, Inc.
DE

46.
Kindred Acute Pulmonary West, Inc.
DE

47.
Kindred Facility Services, Inc.
(f/k/a Vencor Facility Services, Inc.)
DE

48.
Kindred Healthcare Operating, Inc.
(f/k/a Vencor Operating, Inc.)
DE

49.
Kindred Healthcare Services, Inc.
(f/k/a Vencare, Inc.)
DE

50.
Kindred Healthcare, Inc.
(f/k/a Vencor, Inc.)
DE

51.
Kindred Holdings, L.L.C.
(f/k/a Vencor Holdings, L.L.C.)
DE

52.
Kindred Home Care Services, Inc.
(f/k/a Vencor Home Care Services, Inc.)
DE

53.
Kindred Hospice, Inc.
(f/k/a Vencor Hospice, Inc.)
KY

54.
Kindred Hospitals East, L.L.C.
(f/k/a Vencor Hospitals East, L.L.C.)
DE

55.
Kindred Hospitals West, L.L.C.
(f/k/a Vencor Hospitals West, L.L.C.)
DE

56.
Kindred Insurance Holdings, Inc.
(f/k/a Vencor Insurance Holdings, Inc.)
DE

57.
Kindred Investment Company
(f/k/a Vencor Investment Company)
DE

58.
Kindred Nevada, L.L.C.
(f/k/a Vencor Nevada, L.L.C.)
DE

59.
Kindred Nursing Centers Central, L.L.C.
(f/k/a Vencor Nursing Centers Central, L.L.C.)
DE

60.
Kindred Nursing Centers East, L.L.C.
(f/k/a Vencor Nursing Centers East, L.L.C.)
DE

61.
Kindred Nursing Centers North, L.L.C.
(f/k/a Vencor Nursing Centers North, L.L.C.)
DE

62.
Kindred Nursing Centers South, L.L.C.
(f/k/a Vencor Nursing Centers South, L.L.C.)
DE

63.
Kindred Nursing Centers West, L.L.C.
(f/k/a Vencor Nursing Centers West, L.L.C.)
DE

64.
Kindred Pediatric Care, Inc.
(f/k/a Vencor Pediatric Care, Inc.)
DE

65.
Kindred Provider Network, Inc.
(f/k/a Vencor Provider Network, Inc.)
DE

66.
Kindred Rehab Services, Inc.
(f/k/a Vencare Rehab Services, Inc.)
DE

67.
Kindred Systems, Inc.
(f/k/a Ventech Systems, Inc.)
DE

68.
Lafayette Health Care Center, Inc.
GA

69.
MedAssure, L.L.C.
KY

70.
MedEquities, Inc.
CA

71.
Medisave of Tennessee, Inc.
DE

72.
Medisave Pharmacies, Inc.
DE

73.
Old Orchard Hospital, Inc.
IL

74.
Palo Alto Surgecenter Corporation
CA

75.
Peachtree-Parkwood Hospital, Inc.
GA

76.
PersonaCare Living Center of Clearwater, Inc.
DE

77.
PersonaCare of Bradenton, Inc.
DE

78.
PersonaCare of Clearwater, Inc.
DE

79.
PersonaCare of Connecticut, Inc.
CT

80.
PersonaCare of Georgia, Inc.
DE

81.
PersonaCare of Huntsville, Inc.
DE

82.
PersonaCare of Little Rock, Inc.
DE

83.
PersonaCare of Ohio, Inc.
DE

84.
PersonaCare of Owensboro, Inc.
DE

85.
PersonaCare of Pennsylvania, Inc.
DE

86.
PersonaCare of Pompano East, Inc.
DE

87.
PersonaCare of Pompano West, Inc.
DE

88.
PersonaCare of Reading, Inc.
DE

89.
PersonaCare of San Antonio, Inc.
DE

90.
PersonaCare of San Pedro, Inc.
DE

91.
PersonaCare of Shreveport, Inc.
DE

92.
PersonaCare of St. Petersburg, Inc.
DE

93.
PersonaCare of Warner Robins, Inc.
DE

94.
PersonaCare of Wisconsin, Inc.
DE

95.
PersonaCare Properties, Inc.
GA

96.
PersonaCare, Inc.
DE

97.
ProData Systems, Inc.
AL

98.
Recovery Inns of America, Inc.
CA

99.
Respiratory Care Services, Inc.
DE

100.
Stamford Health Facilities, Inc.
CT

101.
THC - Chicago, Inc.
IL

102.
THC - Hollywood, Inc.
FL

103.
THC - Houston, Inc.
TX

104.
THC - Minneapolis, Inc.
MN

105.
THC - North Shore, Inc.
IL

106.
THC - Orange County, Inc.
CA

107.
THC - San Diego, Inc.
CA

108.
THC - Seattle, Inc.
WA

109.
TheraTx Health Services, Inc.
DE

110.
TheraTx Healthcare Management, Inc.
DE

111.
TheraTx Management Services, Inc.
CA

112.
TheraTx Medical Supplies, Inc.
DE

113.
TheraTx Rehabilitation Services, Inc.
DE

114.
TheraTx Staffing, Inc.
IL

115.
Transitional Hospitals Corporation
NV

116.
Transitional Hospitals Corporation
DE

117.
Transitional Hospitals Corporation of Indiana, Inc.
IN

118.
Transitional Hospitals Corporation of Louisiana, Inc.
LA

119.
Transitional Hospitals Corporation of Michigan, Inc.
MI

120.
Transitional Hospitals Corporation of Nevada, Inc.
NV

121.
Transitional Hospitals Corporation of New Mexico, Inc.
NM

122.
Transitional Hospitals Corporation of Tampa, Inc.
FL

123.
Transitional Hospitals Corporation of Texas, Inc.
TX

124.
Transitional Hospitals Corporation of Wisconsin, Inc.
WI

125.
Tucker Nursing Center, Inc.
GA

126.
Tunstall Enterprises, Inc.
GA

127.
VC - OIA, Inc.
AZ

128.
VC - TOHC, Inc.
AZ

129.
VC - WM, Inc.
FL

130.
California Respiratory Care Partnership
CA

131.
Foothill Nursing Company Partnership
CA

132.
Fox Hill Village Partnership
MA

133.
Hillhaven-MSC Partnership
CA

134.
Kindred Acute Pulmonary Limited Partnership
DE

135.
Kindred Home Care and Hospice Indiana Partnership
(f/k/a Vencor Home Care and Hospice Indiana Partnership)
IN

136.
Kindred Hospitals Limited Partnership
(f/k/a Vencor Hospitals Limited Partnership)
DE

137.
Kindred Nursing Centers Central Limited Partnership
(f/k/a Vencor Nursing Centers Central Limited Partnership)
DE

138.
Kindred Nursing Centers Limited Partnership
(f/k/a Vencor Nursing Centers Limited Partnership)
DE

139. o
Northridge Surgery Center Development, Ltd.
CA

140.
Northridge Surgery Center, Ltd.
CA

141.
Pharmaceutical Infusion Therapy
CA

142.
Recovery Inn of Menlo Park, L.P.
CA

143.
Starr Farm Partnership
VT

144.
Visiting Nurse Advanced Infusion Systems - Anaheim
CA

145.
Visiting Nurse Advanced Infusion Systems - Colton
CA

146.
Visiting Nurse Advanced Infusion Systems - Newbury Park
CA




Exhibit C


Kindred Healthcare, Inc.
Lock-Up Agreement
October 22, 2001


Kindred Healthcare, Inc.
680 South Fourth Street
Louisville, Kentucky 40202-2412

Credit Suisse First Boston Corporation
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
UBS Warburg LLC
Lehman Brothers Inc.
As Representatives of the several
Underwriters to be named in the
Underwriting Agreement

c/o Credit Suisse First Boston Corporation
Eleven Madison Avenue
New York, NY 10010-3629


Dear Sirs:

As an inducement to the Underwriters to execute the Underwriting Agreement, pursuant to which an offering will be made that is intended to result in an orderly market for the Common Stock (the "Securities") of Kindred Healthcare, Inc. and any successor (by merger or otherwise) thereto (the "Company"), the undersigned hereby agrees that from the date hereof and until 90 days after the date of the final prospectus used to sell the Securities (the "Public Offering Date") pursuant to the Underwriting Agreement, to which you are or expect to become parties, the undersigned will not (1) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, or (2) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or (3) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in the case of each of clauses (1), (2) and (3), the prior written consent of Credit Suisse First Boston Corporation. In addition, the undersigned agrees that, without the prior written consent of Credit Suisse First Boston Corporation, it will not, during the period commencing on the date hereof and ending 90 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

The Company represents and warrants to the undersigned that each officer, director and person named as a selling securityholder in the final prospectus has entered into an agreement with the Company and the Underwriters with substantially similar terms, containing no material differences from the terms of this agreement. In the event any of the shares held by any officers or directors or 1% or greater securityholders of the Company (each a "Released Stockholder") are released from such lock-up restrictions, Credit Suisse First Boston Corporation will release the undersigned with respect to the percentage of the Securities held by the undersigned equal to (a) the aggregate number of Securities released from such lock-up restrictions (other than releases pursuant to this paragraph or a similar paragraph in lock-up agreements with other holders) divided by (b) the aggregate number of Securities of the Released Stockholder subject to the lock- up restrictions as of the Public Offering Date.

Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. The restrictions in the preceding paragraph shall not apply to (i) gifts and transfers by will or intestacy or (ii) transfers to (A) the undersigned's members, partners, affiliates or immediate family or (B) a trust, the beneficiaries of which are the undersigned and/or members of the undersigned's immediate family; provided that (x) the donee or transferee agrees in writing to be bound by the foregoing restrictions in the same manner as they apply to the undersigned and (y) if the donor or transferor is a reporting person subject to Section 16(A) of the Securities Exchange Act of 1934 (the "Exchange Act"), any gifts or transfers made in accordance with this sentence shall not require such person to, and such person shall not voluntarily, file a report of such transaction on Form 4 under the Exchange Act. The term "immediate family" shall mean spouse, lineal descendants, father, mother, brother or sister of the transferor and father, mother, brother or sister of the transferor's spouse. Further, the restrictions in the preceding paragraph shall not apply to (1) transactions relating to shares of Securities or other securities acquired in open market transactions after the completion of the public offering and (2) the distribution by Ventas, Inc. ("Ventas") or The Ventas Stockholder Trust (the "Ventas Trust") of up to 350,000 shares of such Securities to Ventas stockholders on or after December 24, 2001, the resale by such stockholders of the shares so distributed and any public disclosure by Ventas of the Ventas entities' intention to effect such distribution.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before November 30, 2001.
        Very truly yours,


FRANKLIN MUTUAL ADVISERS, LLC

By:     /S/
     Name:
     Title:
Agreed to:

KINDRED HEALTHCARE, INC.
By: ______________/S/_________
     Name:
     Title:
        Formerly TheraTx, Inc.